INSIGHT COMMUNICATIONS COMPANY, INC.



ARIS 0-26677

P.E.
12-31-02

APR 1 4 2003

PROCESSED
APR 15 2003
THOMSON FINANCIAL

2002 Annual Report



DELIVERING ON THE PROMISE

INSIGHT COMMUNICATIONS

INSIGHT HAS INVESTED THE CAPITAL TO CREATE A FULL-SERVICE TELECOMMUNICATIONS PLATFORM.



REVENUE GROWTH
[in millions]



OPERATING CASH FLOW GROWTH
[in millions]



REVENUE GENERATING UNITS (RGU) GROWTH
[in millions]
* Includes Illinois systems acquired in 2001

FINANCIAL HIGHLIGHTS

(dollars in thousands)

Year Ended December 31,	2000	2001	2002
Revenues	$489,146	$728,338	$807,882
Operating Cash Flow (OCF)	214,101	316,401	359,624
Operating Cash Flow (OCF) Margin	43.8%	43.4%	44.5%
Capital Expenditures	262,241	325,581	283,004
Rebuild	94,825	90,815	87,735
Other	167,416	234,766	195,269
RECONCILIATION OF OCF			
Operating Income (Loss)	$ (22,141)	$ (70,833)	$139,002
Adjustments:			
Depreciation and Amortization	236,242	383,449	216,506
Non-recurring High-Speed Data Costs	—	3,785	4,116
Operating Cash Flow (OCF)	$214,101	$316,401	$359,624



DEAR FELLOW SHAREHOLDERS,



SIDNEY R. KNAFEL



MICHAEL S. WILLNER



KIM D. KELLY

WHEN WE WENT PUBLIC NEARLY FOUR YEARS AGO, WE TOLD YOU OF OUR STRATEGY TO SELL MULTIPLE PRODUCTS OVER ONE UBIQUITOUS NETWORK—OUR "TRIPLE PLAY." WE BELIEVED THAT SELLING GREAT PRODUCTS WITH THE CONVENIENCE OF ONE BILL, AT A PRICE POINT PROVIDING SIGNIFICANT SAVINGS, WOULD ENSURE OUR COMPETITIVE POSITIONING. OUR 2002 RESULTS CONFIRM THE MERITS OF THESE BELIEFS.

Since the introduction of the Triple Play, we have rebuilt approximately 25,000 miles of plant to a modern, state-of-the-art platform, providing abundant capacity. Indeed today, close to 90% of our homes can receive our respected high-speed Internet service, Insightbb.com. During 2002, net gain in high-speed data customers increased by 54%—from 37,000 in 2001 to 57,000 in 2002. More than 90% of our customers can also buy digital video from us, and in 2002 over 75,000 customers signed up for our signature interactive product. On the telephony front, we continued our rollout of AT&T Digital Phone. At year-end, 440,000 homes had local phone service available to them and over 30,000 people purchased it.

As a result, we increased our Revenue Generating Units (RGUs) by 10%. What does that mean? First, revenues increased 11% to $808 million. More importantly, average monthly revenue per customer increased nearly $5 per month as a result of our diverse product mix. We believe that product diversity is the best strategy because customers are choosing to spend more dollars with us. As a result, Operating Cash Flow (OCF) increased 14% to $360 million, confirming that leveraging one's infrastructure clearly will drive margin efficiency.

Despite all of our successes, 2002 was a difficult year for the capital markets to take notice of our accomplishments. With all of the headlines regarding corporate excess and fraud, we led the industry response to the call for transparency in capital expenditure reporting. In his position as Chairman of the National Cable & Telecommunications Association, Michael Willner spearheaded an industry effort to have all publicly traded MSOs follow certain standards in capital expenditure reporting. We have always believed that openness and easy access to information are essential elements in our relationship with the financial markets.

2003 offers us new and exciting opportunities. We look forward to expanding our Video-on-Demand offerings and High Definition service. We also are very optimistic about our relationship with our new partners, Comcast Corporation, the largest MSO in the industry. Having worked side by side in the industry for many years with Comcast, we are looking forward to a wonderful partnership.

We can't close without an important credit to our employees. When we designed our operating strategy, many had asked us, "Who is going to actually deliver all of this new and complicated technology?" Some were skeptical that we could rise to the challenge. In fact, our employees stepped up with enthusiasm and heart in a way that makes us especially proud. As a result, it comes as no surprise that we believe that we lead the cable industry in customer service—no small feat considering the complexities of delivering on our Triple Play strategy.

Sidney R. Knafel
Chairman

Michael S. Willner
Vice Chairman and CEO

Kim D. Kelly
President and Chief Operating Officer

OVER $18 PER DIGITAL CUSTOMER PER MONTH AND IMPRESSIVELY LOW CHURN RATES



"As the Illinois rebuilds are nearing an end, we're looking to build upon the Company's success with Insight Digital to further drive customer satisfaction."

David Servies
Senior Vice President, Operations



INSIGHT DIGITAL CONTINUES TO LEAD THE WAY

Interactive digital keeps getting better. At year-end 2002, this pioneering service was showing substantial growth, with 309,000 customers and availability in 93% of our footprint. 2002 also saw the re-launch of our Video-on-Demand product, with the addition of more studio titles, specialized kids' content, and the unique offerings of Rainbow Media's MagRack. We believe that our robust content has led to usage acceleration and increased customer satisfaction. In fact, we continue to generate over $18 per digital customer per month and impressively low churn rates.

Another definitive achievement was the December launch of High Definition Television (HDTV), representing a major milestone in the very best of television. With the price of high definition sets falling dramatically, demand for this product continues to increase. As a result, we have launched HDTV in eight markets. Our HDTV customers can enjoy HBO and Showtime in high definition, as well as other local broadcast stations. We are particularly pleased to have secured high definition carriage of major sporting events such as the Super Bowl and the NCAA Final Four in some markets, delivering the best in picture quality for this immensely popular programming. As the HDTV product evolves in 2003, we will continue negotiations with local broadcasters and also plan for a full HD tier to accommodate the delivery of increased programming availability.



A NEWER, BETTER HIGH-SPEED DATA SERVICE

2002 was a banner year for our high-speed data business. It began with the conversion from the @Home platform to our leading-edge Insightbb.com product. Not only did the task of transitioning 77,000 customers run smoothly, but the benefits of the new service quickly became evident as well. By bringing this service in-house and running our own regional network over AT&T's national backbone, we have seen a vast improvement. We're not the only ones who noticed the difference. Our customer feedback has been extremely positive, reflecting a high level of satisfaction and contributing significantly to our low churn rates. This was evident at year-end 2002, as high-speed data customers grew by 64% over the previous year. At 145,000 customers strong, the service is available in nearly 90% of our operating area.

The in-house operations of the Insightbb.com network also significantly increased our margins, making the service a better solution not only technically, but financially as well.

With over 60% of Americans online, this aspect of our business has both immediate and long-term promise. As more and more consumers are migrating from dial-up to broadband delivery, our platform is a clear winner for reliability, performance, and speed.





Gregg Graff
Senior Vice President, Operations



BRINGING IT ALL HOME WITH THE TRIPLE PLAY

Telephone is the component that completes the Triple Play, not only delivering a competitive alternative to local phone service, but also allowing customers to receive a full suite of bundled services from a single provider. In 2002, we continued the deployment of the AT&T Digital Phone service in our Louisville, Kentucky, and Evansville, Indiana, markets, and also launched it in Lexington, Kentucky, and Columbus, Ohio, representing approximately 440,000 marketable homes at year-end.

In the fourth quarter of 2002, we gained nearly 8,000 telephone customers—up from 5,000 in the third quarter—and penetration stood at 7%. As we continue to aggressively market the Triple Play, its success shows in the very low churn rates (.8% per month) of these bundled customers. When a customer in Louisville can receive two phone lines, two calling features, Insight Digital with a premium service, AND Insightbb.com for $117 per month, that's plain proof of the convenience and the savings. Indeed, the bundle is compelling. It is a clear incentive for customers to spend their dollars on additional services with us, and, more importantly, to stay with us.



DIGITAL CUSTOMER GROWTH

* Includes Illinois systems acquired in 2001



HIGH-SPEED DATA CUSTOMER GROWTH

* Includes Illinois systems acquired in 2001



TELEPHONE CUSTOMER GROWTH

* Telephone launched in 2001



CUSTOMERS PURCHASING MULTIPLE PRODUCTS BY CHOICE



"We're extremely proud of the talent and dedication shown by our employees. They have truly risen to the occasion to provide the very best in value-added technology."

John W. Hutton
Senior Vice President, Operations

SUCCESSFUL EMPLOYEES LEAD TO CUSTOMER SATISFACTION

In an increasingly competitive landscape, the importance of customer service has never been more critical to our business. Consumers have choices—in video, in high-speed data, and in telephone—and they will take their business where they find better products, reasonable pricing, and excellent service.

Our platform is clearly the right choice in delivering technologically superior products, and with our ability to bundle these services to result in value-added discounts, the incentive is even greater. In order to make these points salient to current and potential customers, superior levels of customer service are essential, and we go to great lengths to ensure that our employees are up to the task.

The responsibilities associated with customer service have expanded tremendously as our business has evolved from that of merely delivering traditional analog video. We expect much more from our employees in order to deliver the Triple Play, and as such, we invest heavily in training and career progression in order to recruit, maintain, and develop the necessary talent to excel in these positions. Increasingly, our employees are executing on our strategy, which is demonstrated in our customers purchasing multiple products by choice. Indeed, this is one key measure of success.

Another important indicator of our success comes in the form of annual customer satisfaction surveys conducted on an industry-wide basis. For the third consecutive year, we have seen solid improvement in our results. In fact, in 2002, we ranked 20 points higher than the industry average and had two-thirds of our respondents classify our performance as "excellent." We are extremely proud of our entire employee base for a consistently high performance in this critical area of our business.

FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL AND OTHER DATA	PAGE 6
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	PAGE 8
CONSOLIDATED BALANCE SHEETS	PAGE 21
CONSOLIDATED STATEMENTS OF OPERATIONS	PAGE 22
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	PAGE 23
CONSOLIDATED STATEMENTS OF CASH FLOWS	PAGE 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25
REPORT OF INDEPENDENT AUDITORS	PAGE 39
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	PAGE 40

SELECTED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)

In the following table, we provide you with our selected consolidated historical financial and other data. We have prepared the consolidated selected financial information using our consolidated financial statements for the five years ended December 31, 2002. When you read this selected consolidated historical financial and other data, it is important that you read along with it the historical financial statements and related notes in our consolidated financial statements included in this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included in this report.

Under our franchise agreements, we are obligated to pay to local franchising authorities a percentage of our revenue derived from providing cable and other services, the majority of which are passed through to customers. We have historically recorded revenue net of franchise fees charged to our customers. Staff Announcement D-103, issued by the FASB in November 2001, specifies that reimbursements received from a customer should be reflected as revenues and not as a reduction of expenses. This Staff Announcement applies to financial reporting periods beginning after December 15, 2001. Upon application of this Staff Announcement, comparative financial statements for prior periods are required to be reclassified to comply with the guidance in this Staff Announcement. Consequently, we have reclassified the prior period amounts in the accompanying consolidated statements of operations to reflect franchise fees on a gross basis with reimbursements as revenue and payments as expense. The effect on the prior period statements of operations was to increase both revenue and selling, general and administrative costs by $24.0 million, $13.0 million, $6.9 million and $2.0 million for each of the years ended December 31, 2001, 2000, 1999 and 1998.

In addition, in accordance with the adoption of SFAS No. 142, beginning January 1, 2002, we no longer record amortization expense associated with franchise costs, goodwill and other indefinite-lived intangible assets. This change in accounting would have resulted in a net income (loss) of $(11.8) million, $(15.1) million, $(68.6) million and $142.5 million for each of the years ended December 31, 2001, 2000, 1999 and 1998.

Year Ended December 31,	**2002**	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:					
Revenues	**$ 807,882**	$ 728,338	$ 489,146	$249,563	$114,861
Operating costs and expenses:					
Programming and other operating costs	**274,753**	258,934	170,071	73,208	30,984
Selling, general and administrative	**173,505**	153,003	104,974	60,816	25,822
Non-recurring high-speed data charges	**4,116**	3,785	—	—	—
Non-cash compensation and related charges	**—**	—	—	19,285	—
Depreciation and amortization	**216,506**	383,449	236,242	131,308	43,849
Total operating costs and expenses	**668,880**	799,171	511,287	284,617	100,655
Operating income (loss)	**139,002**	(70,833)	(22,141)	(35,054)	14,206
Other income (expense):					
Gain (loss) on cable systems exchange	**—**	34,178	(956)	15,799	111,746
Gain on contribution of cable systems to joint venture	**—**	—	—	—	44,312
Interest expense	**(204,730)**	(213,045)	(115,524)	(57,053)	(31,817)
Interest income	**2,126**	7,315	5,771	6,655	3,711
Other	**(502)**	(2,320)	(294)	(345)	(444)
Total other income (expense)	**(203,106)**	(173,872)	(111,003)	(34,944)	127,508
Income (loss) before minority interest, investment activity and income taxes	**(64,104)**	(244,705)	(133,144)	(69,998)	141,714
Minority interest	**31,076**	141,314	67,773	31,339	3,410
Equity in losses of investees	**—**	(2,031)	(3,830)	(13,963)	(3,251)
Impairment write-down of investments	**(18,023)**	(9,899)	(88,554)	—	—
Gain (loss) from early extinguishment of debt	**3,560**	(10,315)	—	—	(3,267)
Gain on sale of equity investments	**—**	—	80,943	—	—
Income (loss) before income taxes	**(47,491)**	(125,636)	(76,812)	(52,622)	138,606
Benefit (provision) for income taxes	**(501)**	50,847	33,825	(31,586)	—
Net income (loss)	**(47,992)**	(74,789)	(42,987)	(84,208)	138,606
Accrual of preferred interests	**(20,107)**	(19,432)	(18,725)	—	—
Accretion of redeemable Class B common units	**—**	—	—	(7,118)	(5,729)
Net income (loss) attributable to common stockholders	**$ (68,099)**	$ (94,221)	$ (61,712)	$ (91,326)	$132,877
Basic income (loss) per share attributable to common stockholders	**$ (1.13)**	$ (1.57)	$ (1.03)	$ (2.58)	$ 6.55
Diluted income (loss) per share attributable to common stockholders	**(1.13)**	(1.57)	(1.03)	(2.58)	4.61

SELECTED FINANCIAL AND OTHER DATA *(continued)*

(dollars in thousands)

Year Ended December 31,	**2002**	2001	2000	1999	1998
OTHER FINANCIAL DATA:					
OCF(1)	**$ 359,624**	$ 316,401	$ 214,101	$ 115,539	$ 58,055
OCF margin(2)	**44.5%**	43.4%	43.8%	46.3%	50.5%
Capital expenditures	**283,004**	325,581	262,241	135,929	44,794
Net cash provided by operating activities	**175,286**	161,325	91,632	96,448	44,760
Net cash used in investing activities	**293,390**	802,875	279,810	516,487	142,190
Net cash provided by (used in) financing activities	**(5,604)**	806,365	108,400	513,648	116,250
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 74,850**	$ 198,548	$ 33,733	$ 113,511	$ 19,902
Property, plant and equipment, net	**1,220,251**	1,151,709	820,888	643,138	155,412
Total assets	**3,789,062**	3,867,392	2,244,586	1,989,470	660,916
Total debt, including preferred interests	**2,772,824**	2,728,189	1,552,804	1,233,000	573,663
Partners' (deficit)/stockholders' equity	**578,145**	646,030	540,680	588,060	(7,928)

As of December 31, 2002, except where noted	Indiana Systems	Kentucky Systems	Illinois Systems(3)	Ohio Systems	Managed Systems(4)	Total Systems
TECHNICAL DATA:						
Network miles	8,700	9,300	7,700	2,600	3,400	32,000
Number of headends	16	6	22	1	17	62
Number of headends expected upon completion of upgrades during 2003(5)	11	5	19	1	N/A	51
Number of headends serving 95% of our customers expected upon completion of our upgrades(5)	3	4	6	1	N/A	14
OPERATING DATA:						
Homes passed(6)	569,200	783,100	687,800	198,700	197,600	2,436,400
Basic customers(7)	326,000	449,100	413,700	88,100	114,600	1,391,500
Basic penetration(8)	57.3%	57.4%	60.2%	44.3%	58.0%	57.1%
Digital ready homes(9)	299,300	446,700	395,400	81,700	17,100	1,240,200
Digital customers(10)	77,000	143,400	82,800	29,400	2,800	335,400
Digital penetration(11)	25.7%	32.1%	20.9%	35.9%	16.2%	26.9%
Premium units(12)	131,500	233,800	188,100	64,400	29,600	647,400
Premium penetration(13)	40.3%	52.1%	47.0%	73.0%	25.8%	46.6%
Cable modem customers(14)	35,600	51,500	30,900	18,600	3,300	139,900

(1) Operating Cash Flow ("OCF") represents operating income or loss before depreciation and amortization, non-recurring high-speed data costs and non-cash compensation and related charges. We believe that OCF is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, OCF is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our consolidated financial statements, including our consolidated statements of cash flows, which appear elsewhere in this report. The following table provides a reconciliation of OCF to operating income (loss):

Year Ended December 31,	**2002**	2001	2000	1999	1998
Operating income (loss)	**$139,002**	$ (70,833)	$ (22,141)	$ (35,054)	$14,206
Adjustments:					
Depreciation and amortization	**216,506**	383,449	236,242	131,308	43,849
Non-recurring high-speed data charges	**4,116**	3,785	—	—	—
Non-cash compensation and related charges	—	—	—	19,285	—
OCF	**$359,624**	$316,401	$214,101	$115,539	$58,055

(2) Represents operating cash flow as a percentage of total revenues.
(3) Does not include the Griffin, Georgia System which was sold to an affiliate of Comcast Cable on February 28, 2003.
(4) Projections for capital expenditures related to managed system rebuilds are subject to approval by Comcast Cable. Includes the New Albany and Shelbyville systems which we purchased from an affiliate of Comcast Cable on February 28, 2003.
(5) The upgrades of the Illinois Systems acquired in 2001 are scheduled to be substantially completed by mid-2003.
(6) Homes passed are the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.
(7) Basic customers are customers of a cable television system who receive a package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services, other than premium services, and who are usually charged a flat monthly rate for a number of channels.
(8) Basic penetration means basic customers as a percentage of total number of homes passed.
(9) Digital ready homes means the total number of homes passed to which digital service is available.
(10) Customers with a digital converter box.
(11) Digital penetration means digital service units as a percentage of digital ready homes.
(12) Premium units mean the number of subscriptions to premium services, which are paid for on an individual unit basis.
(13) Premium penetration means premium service units as a percentage of the total number of basic customers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.
(14) Customers receiving high-speed Internet service.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Some of the information in this report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

- discuss our future expectations;
- contain projections of our future results of operations or of our financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this report, as well as any other cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Examples of these risks include our history and expectation of future net losses, our substantial debt, changes in laws and regulations, increasing programming costs and competition. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this report could have a material adverse effect on our business, operating results and financial condition.

INTRODUCTION

On July 17, 2000, we entered into a ten-year agreement with AT&T Broadband (now known as Comcast Cable) that allows Comcast Cable to provide telephone services using our network infrastructure and Comcast Cable's switching and transport facilities.

On August 8, 2000, we completed the purchase of the remaining 25% common equity interest in Insight Ohio which we previously did not own. At the same time, the Insight Ohio operating agreement was amended to provide us with 70% of its total voting power. As such, the results of Insight Ohio have been consolidated in our results for the years ended December 31, 2002, 2001 and 2000. Prior to 2000, we accounted for our 75% non-voting common equity interest in Insight Ohio which we acquired in August 1998 under the equity method.

On January 5, 2001 (effective January 1, 2001), we completed a series of transactions with certain cable subsidiaries of AT&T Corp. that increased by 355,000 the number of customers we serve. We refer in this report to these transactions, including related bank financing, as the "AT&T transactions." Specifically, Insight Midwest acquired:

- all of our systems not already owned by Insight Midwest, including Insight Ohio, serving approximately 175,000 customers, as well as systems which we acquired from the AT&T cable subsidiaries serving approximately 105,000 customers; and
- systems from the AT&T cable subsidiaries located in Illinois serving approximately 250,000 customers.

Insight Midwest financed the acquisition of the systems from us and the AT&T cable subsidiaries by borrowing $685.0 million under the Midwest Holdings credit facility.

RESULTS OF OPERATIONS

Revenues are earned from customer fees for cable television programming services including premium, digital and pay-per-view services and ancillary services, such as rental of converters and remote control devices, installations and from selling advertising. In addition, we earn revenues from providing high-speed data services and from facilitating the delivery of telephone services as well as from commissions for products sold through home shopping networks and management fees.

Under our franchise agreements, we are obligated to pay to local franchising authorities a percentage of our revenue derived from providing cable and other services the majority of which are passed through to customers. We have historically recorded revenue net of franchise fees charged to our customers. Staff Announcement D-103, issued by the FASB in November 2001, specifies that reimbursements received from a customer should be reflected as revenues and not as a reduction of expenses. This Staff Announcement applies to financial reporting periods beginning after December 15, 2001. Upon application of this Staff Announcement, comparative financial statements for prior periods are required to be reclassified to comply with the guidance in this Staff Announcement. Consequently, we have reclassified the prior period amounts in the accompanying consolidated statements of operations to reflect franchise fees on a gross basis with reimbursements as revenue and payments as expense. The effect on the prior period statements of operations was to increase both revenue and selling, general and administrative costs by $24.0 million for the year ended December 31, 2001, and $13.0 million for the year ended December 31, 2000.

We have generated increases in revenues and Operating Cash Flow for each of the past three fiscal years, primarily through a combination of acquisitions, internal customer growth, increases in monthly revenue per customer and growth in advertising and increasingly new revenue from selling new services including high-speed data access and interactive digital video.

As a result of our March 14, 2002, purchase of the remaining 50% equity interest in SourceSuite, LLC, we now own 100% of SourceSuite's equity interests. As such, the operating results of SourceSuite have been consolidated in the accompanying financial statements effective January 1, 2002. During 2001, we accounted for our 50% interest in SourceSuite under the equity method.

Some of the principal reasons for our net losses through December 31, 2001, include depreciation and amortization associated with our acquisitions and capital expenditures related to the construction and upgrading of our systems, and interest costs on borrowed money. Beginning January 1, 2002, we no longer record amortization expense associated with goodwill and franchise costs; however, we expect to continue to report net losses for the foreseeable future. We cannot predict what impact, if any, continued losses will have on our ability to finance our operations in the future.

The following table is derived for the periods presented from our consolidated financial statements that are included in this report and sets forth certain statement of operations data for our consolidated operations:

Year Ended December 31,	**2002**	2001	2000
(in thousands)			
Revenue	**$807,882**	$728,338	$489,146
Operating costs and expenses:			
Programming and other operating costs	**274,753**	258,934	170,071
Selling, general and administrative	**173,505**	153,003	104,974
Non-recurring high-speed data service charges	**4,116**	3,785	—
Depreciation and amortization	**216,506**	383,449	236,242
Total operating costs and expenses	**668,880**	799,171	511,287
Operating income (loss)	**139,002**	(70,833)	(22,141)
OCF	**359,624**	316,401	214,101
Interest expense	**204,730**	213,045	115,524
Income tax benefit (provision)	**(501)**	50,847	33,825
Net loss	**(47,992)**	(74,789)	(42,987)
Net cash provided by operating activities	**175,296**	161,325	91,632
Net cash used in investing activities	**293,390**	802,875	279,810
Net cash provided by (used in) financing activities	**(5,604)**	806,365	108,400

OCF represents operating income or loss before depreciation and amortization and non-recurring high-speed data costs. We believe that OCF is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, OCF is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our consolidated financial statements, including our consolidated statements of cash flows, which appear elsewhere in this report.

The following calculations of OCF are not necessarily comparable to similarly titled amounts of other companies:

Year Ended December 31,	**2002**	2001	2000
(in thousands)			
Operating income (loss)	**$139,002**	$ (70,833)	$ (22,141)
Adjustments:			
Depreciation and amortization	**216,506**	383,449	236,242
Non-recurring high-speed data costs	**4,116**	3,785	—
Operating Cash Flow	**$359,624**	$316,401	$214,101

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue increased $79.5 million or 11% to $807.9 million for the year ended December 31, 2002 from $728.3 million for the year ended December 31, 2001. The increase in revenue was primarily the result of gains in our high-speed data and digital services with revenue increases over the prior year period of 65% and 40%. In addition, our basic cable service revenue increased primarily due to basic cable rate increases.

Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2002		2001	
	Revenue by Service Offering	**% of Total Revenue**	Revenue by Service Offering	% of Total Revenue
Basic	**$506,128**	**62.6%**	$474,995	65.2%
Digital	**66,124**	**8.2%**	47,134	6.5%
High-speed data	**58,968**	**7.3%**	35,825	4.9%
Premium	**58,934**	**7.3%**	57,625	7.9%
Analog pay-per-view	**1,415**	**.2%**	4,102	.6%
Advertising sales	**53,415**	**6.6%**	46,907	6.4%
Franchise fees	**25,762**	**3.2%**	23,959	3.3%
Other	**37,136**	**4.6%**	37,791	5.2%
Total	**$807,882**	**100.0%**	$728,338	100.0%

RGUs (Revenue Generating Units) were approximately 1,798,900 as of December 31, 2002 compared to approximately 1,640,200 as of December 31, 2001. This represents a growth rate of 10%. RGUs represent the sum of basic, digital, high-speed data and telephone customers.

Average monthly revenue per basic customer, including management fee income and SourceSuite revenue, was $52.11 for the year ended December 31, 2002 compared to $47.49 for the year ended December 31, 2001, primarily reflecting the continued successful rollout of new product offerings in all markets. Average monthly revenue per basic customer for high-speed data and interactive digital video increased to $8.07 for the year ended December 31, 2002 from $5.41 for the year ended December 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

Programming and other operating costs increased $15.9 million or 6% to $274.8 million for the year ended December 31, 2002 from $258.9 million for the year ended December 31, 2001. The increase in programming and other operating costs was primarily the result of increased programming rates for our classic and digital service as well as for additional programming added in rebuilt systems offset by decreases in high-speed data costs. Programming costs increased 11% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Selling, general and administrative expenses increased $20.5 million or 13% to $173.5 million for the year ended December 31, 2002 from $153.0 million for the year ended December 31, 2001. The increase in selling, general and administrative expenses was primarily the result of increased customer service and insurance costs partially offset by a decrease in marketing costs.

On September 28, 2001, At Home Corporation ("@Home"), the former provider of high-speed data services for all of our systems except for those located in Ohio, filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001 we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002, which was recorded as expense ratably over this three-month period.

As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, as of December 31, 2001, we recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. Additionally, we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered during the three months ended March 31, 2002. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

Depreciation and amortization expense decreased $166.9 million or 44% to $216.5 million for the year ended December 31, 2002 from $383.4 million for the year ended December 31, 2001. The decrease in depreciation and amortization expense was primarily the result of ceasing the amortization of goodwill and indefinite-lived intangible assets associated with the adoption of SFAS No. 142, effective January 1, 2002. This was partially offset by an $11.1 million write-down of the carrying value of current video-on-demand equipment, which was replaced as of December 31, 2002, in connection with our transition to a new video-on-demand service provider.

OCF increased $43.2 million or 14% to $359.6 million for the year ended December 31, 2002 from $316.4 million for the year ended December 31, 2001. This increase was primarily due to increased digital and high-speed data revenue partially offset by increases in programming and other operating costs and selling, general and administrative costs.

Interest expense decreased $8.3 million or 4% to $204.7 million for the year ended December 31, 2002 from $213.0 million for the year ended December 31, 2001. This decrease was the result of lower interest rates, which averaged 7.9% for the year ended December 31, 2002, compared to 8.7% for the year ended December 31, 2001, partially offset by higher outstanding debt.

For the year ended December 31, 2002, the net loss was $48.0 million primarily for the reasons set forth above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue increased $239.2 million or 49% to $728.3 million for the year ended December 31, 2001 from $489.1 million for the year ended December 31, 2000. The increase in revenue was primarily the result of the Illinois cable systems acquired from AT&T in the AT&T transactions (the "AT&T Illinois Systems"). The incremental revenue generated by the acquisition of the AT&T Illinois Systems approximated $190.2 million, which represents 79.5% of the increase in consolidated revenue. Excluding the AT&T Illinois Systems, revenue increased 10% largely due to the sale of new services, and revenue for digital and high-speed data increased by $34.6 million, a combined 133% growth rate.

Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2001		2000	
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$474,995	65.2%	$329,721	67.4%
Digital	47,134	6.5%	15,811	3.2%
High-speed data	35,825	4.9%	10,314	2.1%
Premium	57,625	7.9%	46,402	9.5%
Analog pay-per-view	4,102	.6%	6,830	1.4%
Advertising sales	46,907	6.4%	34,934	7.1%
Franchise fees	23,959	3.3%	12,960	2.7%
Other	37,791	5.2%	32,174	6.6%
Total	$728,338	100.0%	$489,146	100.0%

On a pro forma basis including the AT&T Illinois Systems, RGUs were approximately 1,635,300 as of December 31, 2001 compared to approximately 1,485,200 as of December 31, 2000. This represents an annualized growth rate of 10%.

Average monthly revenue per basic customer, including management fee income, was $47.49 for the year ended December 31, 2001 compared to $44.09 for the year ended December 31, 2000 primarily reflecting the continued successful rollout of new product offerings in the Indiana, Kentucky and Ohio markets. Average monthly revenue per basic customer for high-speed data and interactive digital video increased to $5.41 for the year ended December 31, 2001 from $2.36 for the year ended December 31, 2000. Excluding the AT&T Illinois Systems, the number of high-speed data service customers increased to approximately 62,900 as of December 31, 2001 from approximately 30,300 as of December 31, 2000, while digital customers increased to approximately 208,000 as of December 31, 2001 from approximately 103,300 as of December 31, 2000.

Programming and other operating costs increased $88.9 million or 52% to $258.9 million for the year ended December 31, 2001 from $170.1 million for the year ended December 31, 2000. The increase in programming and other operating costs was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois Systems approximated $62.8 million, which represents 71% of the increase in programming and other operating costs. Excluding these systems, programming and other operating costs increased by approximately $26.1 million or 15%, primarily as a result of increased programming rates and additional programming.

Selling, general and administrative expenses increased $48.0 million or 46% to $153.0 million for the year ended December 31, 2001 from $105.0 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois Systems approximated $36.5 million, which represents 76% of the increase. Excluding these systems, selling, general and administrative costs increased by approximately $11.5 million or 11%, primarily reflecting increased marketing activity and corporate expenses associated with new service introductions.

Non-recurring high-speed data service charges were incurred in the year ended December 31, 2001 as a result of payments made to @Home. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that is being recorded into expense ratably over the three-month period. As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, we have recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

Depreciation and amortization expense increased $147.2 million or 62% to $383.4 million for the year ended December 31, 2001 from $236.2 million for the year ended December 31, 2000. The increase in depreciation and amortization expense was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois Systems approximated $96.4 million, which represents 65% of the increase. Excluding these systems, depreciation and amortization expense increased by approximately $50.8 million or 21.5%, primarily due to capital expenditures made to rebuild our existing cable equipment, roll-out new product offerings and add telephony capabilities to our network.

OCF increased $102.3 million or 48% to $316.4 million for the year ended December 31, 2001 from $214.1 million for the year ended December 31, 2000. This increase was primarily due to the results generated by the AT&T Illinois Systems.

Interest expense increased $97.5 million or 84% to $213.0 million for the year ended December 31, 2001 from $115.5 million for the year ended December 31, 2000. The increase in interest expense was primarily the result of higher outstanding debt resulting from the acquisition of the AT&T Illinois Systems and funding of capital expenditures during the past year offset by lower average interest rates.

The benefit for income taxes was $46.6 million and $33.8 million for the years ended December 31, 2001 and 2000, representing effective tax rates of 40% and 44%.

For the year ended December 31, 2001, the net loss was $74.8 million primarily for the reasons set forth above.

LIQUIDITY AND CAPITAL RESOURCES

Our business requires cash for operations, debt service, capital expenditures and acquisitions. The cable television business has substantial ongoing capital requirements for the construction, expansion and maintenance of its broadband networks. Expenditures have been made for various purposes including the upgrade of our existing cable network, and in the future will be used for network extensions, new services, converters and network upgrades. Historically, we have been able to meet our cash requirements with cash flow from operations, borrowings under our credit facilities and issuances of private and public debt and equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

Cash provided by operations for the years ended December 31, 2002 and 2001 was $175.3 million and $161.3 million. The increase was primarily attributable to the timing of cash receipts and payments related to working capital accounts.

Cash used in investing activities for the years ended December 31, 2002 and 2001 was $293.4 million and $802.9 million. The decrease was primarily attributable to the absence of significant acquisitions of cable television systems and reduced capital expenditures in 2002.

Cash provided by (used in) financing activities for the years ended December 31, 2002 and 2001 was $(5.6) million and $806.4 million. The change was primarily attributable to lower net borrowings from credit facilities in 2002 related to the absence of significant cable television system acquisitions.

For the years ended December 31, 2002 and 2001, we spent $283.0 million and $325.6 million in capital expenditures largely to support our plant rebuild in Illinois, which is expected to be substantially complete by mid-2003, telephone deployment and success-based capital including interactive digital and high-speed data expansion. For the year ending December 31, 2003, it is anticipated that we will spend approximately $220.0 million on capital expenditures.

We have concluded a number of financing transactions, which fully support our operating plan. These transactions are detailed as follows:

On October 1, 1999, in connection with the formation of Insight Midwest and our acquisition of a 50% interest in the Kentucky Systems, Insight Midwest completed an offering of $200.0 million principal amount of its 9¾% senior notes due 2009. The net proceeds of the offering were used to repay certain outstanding debt of the Kentucky Systems. On November 6, 2000, Insight Midwest completed an offering of $500.0 million principal amount of its 10½% senior notes due 2010. The net proceeds of the offering of $486.0 million were used to repay a portion of the Indiana and Kentucky credit facilities. Interest on the Insight Midwest 9¾% senior notes is payable on April 1 and October 1 of each year and interest on the Insight Midwest 10½% senior notes is payable on May 1 and November 1 of each year. The indentures relating to these senior notes impose certain limitations on the ability of Insight Midwest to, among other things, incur debt, make distributions, make investments and sell assets.

On January 5, 2001, we consummated the AT&T transactions with the AT&T cable subsidiaries. As a result of these AT&T transactions, the number of customers served by us increased by 355,000. In conjunction with the AT&T transactions, a subsidiary of Insight Midwest, Insight Midwest Holdings, LLC, which subsidiary serves as a holding company for all of Insight Midwest's systems other than the Columbus, Ohio System, consummated on January 5, 2001 a $1.75 billion credit facility from which it borrowed $663.0 million to repay the Indiana and Kentucky credit facilities and $685.0 million to finance the AT&T transactions.

The Midwest Holdings credit facility permits the distribution of cash from Midwest Holdings' subsidiaries to enable Insight Midwest to pay interest on its 9¾% senior notes and 10½% senior notes, so long as there exists no default under the credit facility. The Midwest Holdings credit facility contains covenants restricting, among other things, the ability of Midwest Holdings and its subsidiaries to acquire or dispose of assets, make investments and engage in transactions with related parties. The facility also requires compliance with certain financial ratios and contains customary events of default. As of December 31, 2002, we were in compliance with the Midwest Holdings credit facility's covenant requirements. Given current operating conditions and projected results of operations, we anticipate continued compliance under this credit facility for the foreseeable future.

Insight Midwest acquired all of the common equity interests of Insight Ohio as part of the AT&T transactions. Insight Ohio is an unrestricted subsidiary under the indentures governing our and Insight Midwest's notes, and is prohibited by the terms of its indebtedness from making distributions to Insight Midwest. Insight Ohio has a $25.0 million reducing revolving credit facility that supports the Ohio System. The facility requires principal payments commencing in March 2003 through September 2004. As of December 31, 2002, $25.0 million was outstanding under this credit facility. Given current operating conditions and projected results of operations, we anticipate full compliance with this credit facility agreement for the foreseeable future.

Insight Holdings of Ohio, LLC, a wholly owned subsidiary of Insight Midwest, owns 100% of the common equity of Insight Ohio and Coaxial Communications of Central Ohio, Inc. owns 100% of the preferred equity of Insight Ohio. Such common and preferred equity was issued in August 1998 as part of a financing plan which resulted in (i) Coaxial Communications contributing the Ohio System to Insight Ohio, (ii) Coaxial Communications and Phoenix Associates, an affiliate of Coaxial Communications, issuing $140.0 million principal amount of 10% senior notes due 2006, (iii) Coaxial, LLC and Coaxial Financing Corp., an affiliate of Coaxial, LLC, issuing $55.9 million principal amount at maturity of 12⅞% senior discount notes due 2008 and (iv) the Coaxial 10% senior notes and the Coaxial 12⅞% senior discount notes being conditionally guaranteed by Insight Ohio.

Interest on the Coaxial 10% senior notes is payable on February 15 and August 15 of each year. The indenture governing the Coaxial 10% senior notes imposes certain limitations on the ability of Coaxial Communications, Phoenix and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. Interest on the Coaxial 12⅞% senior discount notes does not accrue and is not payable prior to August 15, 2003. Thereafter, cash interest on the Coaxial 12⅞% senior discount notes will be payable on February 15 and August 15 of each year, commencing on February 15, 2004. The indenture governing the Coaxial 12⅞% senior discount notes imposes certain limitations on the ability of Coaxial, LLC, Coaxial Financing, Coaxial Communications and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. The ability of Coaxial to make scheduled payments with respect to the 10% senior notes and 12⅞% senior discount notes will depend on the financial and operating performance of Insight Ohio. The distributions on the Series A and B Preferred Interests equal the interest payments on the senior notes and senior discount notes.

On February 6, 2001, we completed an offering of $400.0 million principal amount at maturity of 12¼% senior discount notes due 2011. These notes were issued at a discount to their principal amount at maturity resulting in gross proceeds to us of approximately $220.1 million. We utilized approximately $20.2 million of the proceeds to repay the outstanding amount of our inter-company loan from Insight Midwest, which we incurred in connection with the financing of the AT&T transactions. We intend to use the remaining proceeds for general corporate purposes, including joint ventures and/or strategic acquisitions. No cash interest on the discount notes will accrue prior to February 15, 2006. Thereafter, cash interest on the discount notes will accrue and be payable on February 15 and August 15 of each year, commencing August 15, 2006. The initial accreted value of the discount notes of approximately $220.1 million will increase until February 15, 2006 such that the accreted value will equal the principal amount on February 15, 2006.

On April 18, 2002, we entered into an amendment to the Insight Midwest Holdings credit facility which delayed by six months the scheduled reduction to the leverage ratio covenant to allow Insight Midwest Holdings more financing flexibility, and increased the aggregate amount that can be distributed to Insight Midwest for the purpose of making investments in Insight Ohio. Previously, on March 28, 2002, we loaned $100.0 million to Insight Midwest to lower our effective interest rates, $97.0 million of which was contributed to Insight Midwest Holdings on April 18, 2002 for use in paying down the credit facility balance and in funding financing costs associated with the amendments, and $3.0 million of which was contributed to Insight Ohio on March 28, 2002. On June 6, 2002, a further amendment to the credit facility was entered into which permits distributions by Insight Midwest Holdings to Insight Midwest for the purpose of repaying our $100.0 million loan so long as there is no default under the Midwest Holdings credit facility. The loan to Insight Midwest bears annual interest of 9%, has a scheduled maturity date of January 31, 2011 and permits prepayments.

On December 17, 2002, Insight Midwest completed a $185.0 million add-on offering under the 9¾% senior notes indenture. Insight Midwest received proceeds of $176.9 million, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that will be repaid to holders of the bonds in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million and reflects a bond discount of $8.8 million that is being amortized through October 2009. The proceeds of this offering were used to repay a portion of the outstanding revolving loans under the Midwest Holdings Credit Facility. Since this add-on offering occurred under the 9¾% senior notes indenture, these additional debt securities and the previous 9¾% senior notes are considered a single series of senior notes with identical terms.

On December 18, 2002 we repurchased $40.0 million face amount of the 12¼% senior discount notes at the then accreted value of $27.4 million for $23.2 million, resulting in a gain of $3.6 million, net of the write-off of unamortized deferred financing costs of $616,000. As of December 31, 2002, the outstanding principal and accreted amounts of these notes were $360.0 million and $247.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

We have a substantial amount of debt. Our high level of debt could have important consequences for you. Our investments in our operating subsidiaries, including Insight Midwest, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of cash is derived from our subsidiaries' operations and borrowings which we use to pay our obligations. Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries.

We believe that the Midwest Holdings credit facility, cash on-hand and our cash flow from operations are sufficient to support our current operating plan. We have the ability to draw upon the $312.0 million of unused availability under the Midwest Holdings Credit Facility as of December 31, 2002 to fund any shortfall resulting from the inability of our cash from operations to fund our capital expenditures, meet our debt service requirements or otherwise fund our operations.

The following table summarizes our contractual obligations and commitments, excluding interest, preferred dividends and commitments for programming, as of December 31, 2002, including periods in which the related payments are due (in thousands):

	Long-Term Debt	Preferred Interests	Operating Leases	Total
2003	$ 5,000	$ —	$ 4,185	$ 9,185
2004	80,000	—	3,437	83,437
2005	81,250	—	2,798	84,048
2006	81,250	140,000	2,449	223,699
2007	81,250	—	1,952	83,202
Thereafter	2,379,250	55,869	4,286	2,439,405
Total cash obligations	$2,708,000	$195,869	$19,107	$2,922,976

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates the requirement under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," to report gains and losses from extinguishments of debt as extraordinary items in the income statement. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. In connection with our adoption of this pronouncement on December 31, 2002, we reclassified a loss from early extinguishment of debt of $10.3 million, ($6.1 million net of tax), recorded during the year ended December 31, 2001 and a gain of $3.6 million recorded during the year ended December 31, 2002, to results from continuing operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Disposal Obligations," which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into the financial statements and accompanying footnotes included in this report.

CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED IN PURCHASE COMBINATIONS

The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. We also utilize appraisal reports issued by independent appraisers. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLES

We assess the impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- Significant negative industry or economic trends.

When we determine that the carrying value of goodwill and other indefinite-lived intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 we ceased amortizing goodwill and franchise costs arising from acquisitions. In lieu of amortization, we perform an annual impairment analysis. If we determine through the impairment review process that goodwill has been impaired, we would record an impairment charge in our statement of operations.

INVESTMENTS

Periodically, we make strategic investments. All marketable securities are classified as available-for-sale securities and are carried at fair value. All other equity investments are carried at cost. Each quarter, we assess the value of these investments by using information acquired from industry trends, the management of these companies and other external sources. Based on the information acquired, we record an impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

FIXED ASSETS

Fixed assets include costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 2 to 30 years. Building improvements are amortized using the straight-line method over shorter of the remaining terms of the leases or the estimated lives of the improvements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

RISK FACTORS

We have substantial debt and have significant interest payment requirements, which may adversely affect our ability to obtain financing in the future to finance our operations and our ability to react to changes in our business.

We have a substantial amount of debt. The following table shows certain important credit statistics about us.

As of December 31, 2002	
(dollars in thousands)	
Total debt, including preferred interests	**$2,772,824**
Stockholders' equity	**578,145**
Debt to equity ratio	**4.8x**

Our high level of combined debt could have important consequences for you, including the following:

- Our ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or other purposes may be limited;
- We will need to use a large portion of our revenues to pay interest on our borrowings, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;
- Some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and
- Our indebtedness may limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our primary asset is a 50% stake in Insight Midwest, and our sole business is the management of Insight Midwest's cable television systems. We may be forced to liquidate Insight Midwest before our 12¼% senior discount notes mature.

Although our financial statements consolidate the results of Insight Midwest, we own only 50% of the outstanding partnership interests in Insight Midwest. The other 50% of Insight Midwest is owned by an indirect subsidiary of Comcast Corporation, an entity over which we have no control. As a result, although our financial statements include 100% of the revenues and Operating Cash Flow of Insight Midwest, we are only entitled to share in the results and assets of Insight Midwest to the extent of our partnership interest. Insight Midwest accounted for substantially all of our revenues and Operating Cash Flow in fiscal 2002. Our 50% interest in Insight Midwest constitutes substantially all of our operating assets. The only cash we receive directly from Insight Midwest is a management fee of 3% based on revenues of the cable television systems and reimbursement of expenses.

The Insight Midwest partnership agreement provides that at any time after December 31, 2005 either Comcast Cable or Insight LP (our wholly owned subsidiary that owns our 50% interest in Insight Midwest) will have the right to cause a split-up of Insight Midwest, subject to a limited right of postponement held by the non-initiating partner. The split-up would reduce the cash flow from operations that we need to repay our debt, and could require us to make a change of control offer which we may be unable to finance.

We depend upon our operating subsidiaries for cash to fund our obligations.

Our investments in our operating subsidiaries, including Insight Midwest, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. The principal source of the cash we need to pay our obligations is the cash that our subsidiaries generate from their operations and their borrowings. The ability of our operating subsidiaries to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our subsidiaries will generate cash flow from operations in amounts sufficient to enable us to pay our indebtedness.

Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries, and we may be required to refinance certain indebtedness prior to maturity.

Our subsidiaries' ability to make payments to us will depend upon their operating results. Insight Midwest's ability to receive cash from its subsidiaries is restricted by the terms of the Midwest Holdings credit facility. The Midwest Holdings credit facility permits Midwest Holdings' subsidiaries to distribute cash to Insight Midwest, but only so long as there is no default under such credit facility. The terms of its indebtedness prohibit Insight Ohio from making distributions to Insight Midwest.

Even if Insight Midwest receives funds from its subsidiaries, there can be no assurance that Insight Midwest can or would distribute cash to us to make payments on the notes due to restrictions imposed by the indentures governing Insight Midwest's outstanding senior notes and the Insight Midwest partnership agreement. The indentures governing Insight Midwest's outstanding 10½% senior notes and 9¾% senior notes limit Insight Midwest's ability to distribute cash to us for any purpose. Furthermore, because we only own a 50% equity interest in Insight Midwest, the Insight Midwest partnership agreement provides that Insight Midwest may not pay dividends or make other distributions to us without the consent of our partner, Comcast Cable. As a result, even if the creditors of Insight Midwest and its subsidiaries were to permit distributions to us, Comcast Cable could prohibit any such distribution.

As a result, we cannot assure you that we will be able to access the cash flow of Insight Midwest and its subsidiaries to make payments on our 12¼% senior discount notes. If we are unable to refinance the indebtedness of Insight Midwest and its subsidiaries on terms that provide Insight Midwest with a greater ability to provide us with funds prior to August 15, 2006, we may not be able to make payments required under the 12¼% senior discount notes.

Furthermore, borrowings under the Midwest Holdings credit facility are secured and a portion of such facility will mature prior to our and Insight Midwest's outstanding notes. Accordingly, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The Midwest Holdings credit facility requires us to comply with various financial and operating restrictions which could limit our ability to compete as well as our ability to expand.

The Midwest Holdings credit facility contains covenants that restrict Midwest Holdings' subsidiaries ability to:

- distribute funds or pay dividends to Insight Midwest;
- incur additional indebtedness or issue additional equity;
- repurchase or redeem equity interests and indebtedness;
- pledge or sell assets or merge with another entity;
- create liens; and
- make certain capital expenditures, investments or acquisitions.

Such restrictions could limit our ability to compete as well as our ability to expand. The ability of Midwest Holdings' subsidiaries to comply with these provisions may be affected by events beyond our control. If they were to breach any of these covenants, they would be in default under the credit facility and they would be prohibited from making distributions to Insight Midwest.

We have a history of net losses, and may not be profitable in the future.

We have a history of net losses and expect to incur additional net losses in the future. We incurred a net loss before accruals of preferred interests of $43.0 million for the year ended December 31, 2000, $74.8 million for the year ended December 31, 2001 and $48.0 million for the year ended December 31, 2002.

We have and will continue to have a substantial amount of interest expense in respect of debt incurred and depreciation and amortization expenses relating to acquisitions of cable systems as well as expansion and upgrade programs. Such expenses have contributed to the net losses we experienced. We expect that we will continue to incur such non-operating expenses at increased levels as a result of our recent acquisitions and our network upgrade program, which expenses will result in continued net losses.

We have a limited history of operating our current cable television systems and these systems may not generate sales at or exceeding historical levels.

We are still in the process of integrating the Illinois Systems we acquired in January 2001. The historical financial information of our systems may not fully indicate our future operating results. This makes it difficult for you to completely evaluate our performance.

We could face considerable business and financial risk in implementing our acquisition strategy.

As part of our strategy of pursuing value-enhancing transactions, we intend to seek to swap or acquire systems that strategically fit our clustering and operating strategy. Although we regularly engage in discussions with respect to possible acquisitions and joint ventures, we do not currently have any understandings, commitments or agreements relating to any acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations.

Risks we could face with respect to acquisitions include:

- difficulties in the integration of the operations, technologies, products and personnel of the acquired company;
- risks of entering markets in which we have no or limited prior experience;
- diversion of management's attention away from other business concerns; and
- expenses of any undisclosed or potential legal liabilities of the acquired company.

The risks associated with acquisitions could have a material adverse effect upon our business, financial condition and results of operations. We cannot assure that we will be successful in consummating future acquisitions on favorable terms or at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

Our programming costs are substantial and they may increase, which could result in a decrease in profitability if we are unable to pass that increase on to our customers.

In recent years the cable industry has experienced a rapid escalation in the cost of programming, and sports programming in particular. For 1998 through 2002, programming costs increased significantly. Our cable programming services are dependent upon our ability to procure programming that is attractive to our customers at reasonable rates. Programming costs may continue to escalate and we may not be able to pass programming cost increases on to our customers. Our financial condition and results of operations could be negatively affected by further increases in programming costs. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 44% of the total programming and other operating costs and selling, general and administrative expenses for our systems for the year ended December 31, 2002.

We are uncertain whether the recent acquisition by Comcast of AT&T's broadband business will have an adverse effect on our future financial and operating results, and whether it will affect our telephone services contract or programming costs.

Until recently, Insight Midwest was owned 50% by us, as general partner, and 50% by an indirect subsidiary of AT&T Broadband, as limited partner. AT&T Broadband was a fully integrated business unit of AT&T Corp. As a result of Comcast's acquisition of AT&T Broadband on November 18, 2002, a new senior management team, comprised principally of individuals that prior to the transaction operated the Comcast cable properties will exercise significant control over decisions relating to Insight Midwest's limited partner. Insight Midwest's partnership agreement prohibits it from taking certain actions without the approval of the limited partner. Accordingly, Insight Midwest will be dependent upon the discretion of its limited partner's new management in obtaining approval for certain significant transactions.

Our long-term agreements with Comcast Cable to facilitate the delivery of local telephone services uses Comcast Cable's switching and transport facilities and our network infrastructure, on which Comcast Cable leases capacity for a fee. Comcast Cable is the regulated telephone carrier for the provision of the telephone services. We are unable to predict whether the new management for Comcast Cable will affect our contractual relationship for the provision of telephone services. Furthermore, there can be no assurance how Comcast Cable will continue to carry out its obligations under our telephone agreements, whether with respect to existing or future deployments.

All of our existing deployments of telephone services are marketed under the AT&T Digital Phone brand. We are uncertain whether Comcast has made any arrangements with AT&T for the continued licensing to us of the AT&T Digital Phone brand, as required by the terms of the agreements. It has been the belief of our management that our telephone services would be able to achieve higher penetration levels by marketing the service under the AT&T brand and leveraging AT&T's telephone expertise with our local presence and customer relationships. We are unable to predict whether the inability to market telephone services using the AT&T brand would have an adverse effect on the future results of our telephone operations.

We have relied in the past on our contractual arrangements with AT&T Broadband's programming supplier, Satellite Services, Inc., for the purchase of certain programming services for our systems at what we believe are attractive rates. As a result of Comcast's acquisition of AT&T Broadband, Comcast and AT&T Broadband in many cases have long-term agreements, in some cases with the same counterparties, for the same services and products, such as programming. In the cases where there are separate agreements with the same counterparties, Comcast is presently evaluating whether such agreements apply only to the operations to which they have historically applied or whether instead one of the two contracts will apply to the operations of both companies and the other contract will be terminated. We are unable to determine whether such matters will have an adverse effect on our programming costs.

The competition we face from other cable networks and alternative service providers may cause us to lose market share.

The impact from competition, particularly from direct broadcast satellite television systems and companies that overbuild in our market areas, has resulted in a decrease in customer growth rates as well as a loss of subscribers. The industry growth rate for basic customers for the years ended December 2002 and 2001 was .7% and 1% respectively, while satellite penetration as of December 2002 averaged 15.8% nationwide, slightly down from 16.5% in December 2001. This in turn has negatively impacted our financial performance. Increased competition may continue to impact our financial performance. Many of our potential competitors have substantially greater resources than we do, and we cannot predict the market share our competitors will eventually achieve, nor can we predict their ability to develop products which will compete with our planned new and enhanced products and services such as high-speed data access, video-on-demand and telephone services.

Direct broadcast satellite service consists of television programming transmitted via high-powered satellites to individual homes, each served by a small satellite dish. Legislation permitting direct broadcast satellite operators to transmit local broadcast signals was enacted on November 29, 1999. This eliminates a significant competitive advantage that cable system operators have had over direct broadcast satellite operators. Direct broadcast satellite operators have begun delivering local broadcast signals in the largest markets and there are plans to expand such carriage to many more markets over the next year.

Since our cable systems are operated under non-exclusive franchises, competing operators of cable systems and other potential competitors, such as municipalities and municipal utility providers, may be granted franchises to build cable systems in markets where we hold franchises. Competition in geographic areas where a secondary franchise is obtained and a cable network is constructed is called "overbuilding." As of December 31, 2002, approximately 8.7% of the homes passed by our cable systems were overbuilt. Also as of December 31, 2002, an affiliate of Southern Indiana Gas and Electric Co. has overbuilt our Evansville, Indiana System and passes approximately 82,300 homes also passed by us. In addition, Knology, Inc. has obtained a franchise to provide cable television service in the City of Louisville, Kentucky, where we operate a system, although they have not constructed a cable system. In addition, as of December 31, 2002, WideOpenWest had overbuilt our Columbus, Ohio System and passed approximately 129,100 homes also passed by us. In our Illinois System, the city of Springfield is considering a municipal overbuild. We cannot predict what effect competition from these or future competitors will have on our business and operations.

We will face competition from providers of alternatives to our Internet and telephone services.

Several telephone companies are introducing digital subscriber line technology (also known as DSL), which allows Internet access over traditional phone lines at data transmission speeds greater than those available by a standard telephone modem. Although these transmission speeds are not as great as the transmission speeds of a cable modem, we believe that the transmission speeds of digital subscriber line technology are sufficiently high that such technology will compete with cable modem technology. We cannot predict the impact DSL technology will have on our Internet access services or on our operations.

As we expand our offerings to include telephone services, the telephone services we deliver will be subject to competition from existing providers, including both local exchange telephone companies and long-distance carriers. We cannot predict the extent to which the presence of these competitors will influence customer penetration in our telephone service areas.

We expect that the most significant competitors for our Internet access and telephone service offerings will be the existing local exchange telephone companies as well as resellers using the local exchange telephone companies' communications networks. These competitors are currently the predominant providers of Internet and telephone services in our markets.

We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

The U.S. Congress and the Federal Communications Commission have been asked to require cable operators to provide access over their cable systems to other Internet service providers. If we are required to provide open access, it could prohibit us from entering into or limit our existing agreements with Internet service providers, adversely impact our anticipated revenues from high-speed Internet access services and complicate marketing and technical issues associated with the introduction of these services. To date, the U.S. Congress and the Federal Communications Commission have declined to impose these requirements although the FCC has recently issued a notice of proposed rulemaking on this matter. This same open access issue is also being considered by some local franchising authorities and several courts. Franchise renewals and transfers could become more difficult depending upon the outcome of this issue.

Our business has been and continues to be subject to extensive governmental legislation and regulation, and changes in this legislation and regulation could increase our costs of compliance and reduce the profitability of our business.

The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Operating in a regulated industry increases the cost of doing business generally. We may also become subject to additional regulatory burdens and related increased costs. As we continue to introduce additional communications services, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain such licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon such licenses and authorizations that may not be favorable to us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(continued)

Members of management, as major stockholders, possess unequal voting rights resulting in the ability to control all major corporate decisions, and other stockholders may be unable to influence these corporate decisions.

We have two classes of common stock—Class A which carries one vote per share and Class B which carries ten votes per share. Our directors, executive officers, members of management and family members own all of the outstanding Class B common stock. As a result of their stock ownership, such holders of Class B common stock will have the power to elect all of our directors and control stockholder decisions on other matters such as amendments to our certificate of incorporation and bylaws, and mergers or other fundamental corporate transactions. The interests of our controlling stockholders, including our management, may conflict with the interests of the other holders of Class A common stock.

The disproportionate voting rights of the Class A common stock relative to the Class B common stock may make us a less attractive target for a takeover than we otherwise might be or render more difficult or discourage a merger proposal or a tender offer.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our revolving credit and term loan agreements bear interest at floating rates. Accordingly, we are exposed to potential losses related to changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In order to manage our exposure to interest rate risk, we enter into derivative financial instruments, typically interest rate swaps and collars. The counterparties to our swap and collar agreements are major financial institutions. As of December 31, 2002, $285.0 million of our interest rate swap and collar agreements expire in varying amounts through July 2003 and $150.0 million expire in August 2004.

The fair market value and carrying value of our 9¾% senior notes, 10½% senior notes and 12¼ senior discount notes was $1.1 billion as of December 31, 2002. Additionally, the fair market value of our credit facility borrowings approximate their carrying values as the credit facility borrowings bear interest at floating rates of interest. As of December 31, 2002, the estimated fair value (cost if terminated) of our interest rate swap and collar agreements was approximately $(17.8) million, which represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices and is reflected in our financial statements as other non-current liabilities. Changes in the fair value of derivative financial instruments are either recognized in income or in stockholders' equity as a component of other comprehensive loss depending on whether the derivative financial instruments qualify for hedge accounting.

As of December 31, 2002, we had entered into interest rate swaps that approximated $485.0 million, or 33.2%, of our borrowings under all of our credit facilities. A hypothetical 100 basis point increase in interest rates along the entire interest rate yield curve would increase our annual interest expense by approximately $9.8 million.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

December 31,	**2002**	2001
ASSETS		
Cash and cash equivalents	**$ 74,850**	$ 198,548
Investments	**3,666**	18,080
Trade accounts receivable, net of allowance for doubtful accounts of $1,296 and $2,818 as of December 31, 2002 and 2001	**25,725**	22,918
Launch funds receivable	**5,197**	12,980
Prepaid expenses and other assets	**16,177**	18,363
Total current assets	**125,615**	270,889
Fixed assets, net	**1,220,251**	1,151,709
Goodwill	**72,965**	72,675
Franchise costs	**2,331,282**	2,324,263
Deferred financing costs, net of accumulated amortization of $9,030 and $5,259 as of December 31, 2002 and 2001	**33,298**	32,294
Other non-current assets	**5,651**	15,562
Total assets	**$3,789,062**	$3,867,392
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	**$ 47,220**	$ 67,095
Accrued expenses and other liabilities	**23,035**	23,793
Accrued property taxes	**14,428**	11,030
Accrued programming costs	**34,922**	24,287
Deferred revenue	**4,132**	8,673
Interest payable	**24,685**	21,940
Debt—current portion	**5,000**	—
Preferred interest distribution payable	**5,250**	5,250
Total current liabilities	**158,672**	162,068
Deferred revenue	**6,533**	12,262
Debt	**2,576,004**	2,542,476
Other non-current liabilities	**53,085**	62,964
Minority interest	**224,803**	255,879
Preferred interests	**191,820**	185,713
Stockholders' equity:		
Preferred stock; $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding as of December 31, 2002 and 2001	**—**	—
Common stock; $.01 par value:		
Class A—300,000,000 shares authorized; 50,704,390 and 50,266,162 shares issued and outstanding as of December 31, 2002 and 2001	**507**	502
Class B—100,000,000 shares authorized; 9,354,468 and 9,977,537 shares issued and outstanding as of December 31, 2002 and 2001	**93**	100
Additional paid-in capital	**829,873**	851,936
Accumulated deficit	**(237,956)**	(189,964)
Deferred stock compensation	**(5,882)**	—
Accumulated other comprehensive loss	**(8,490)**	(16,544)
Total stockholders' equity	**578,145**	646,030
Total liabilities and stockholders' equity	**$3,789,062**	$3,867,392

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

Year Ended December 31,	**2002**	2001	2000
Revenue	**$ 807,882**	$ 728,338	$ 489,146
Operating costs and expenses:			
Programming and other operating costs	**274,753**	258,934	170,071
Selling, general and administrative	**173,505**	153,003	104,974
Non-recurring high-speed data charges	**4,116**	3,785	—
Depreciation and amortization	**216,506**	383,449	236,242
Total operating costs and expenses	**668,880**	799,171	511,287
Operating income (loss)	**139,002**	(70,833)	(22,141)
Other income (expense):			
Gain (loss) on cable systems exchange	**—**	34,178	(956)
Interest expense	**(204,730)**	(213,045)	(115,524)
Interest income	**2,126**	7,315	5,771
Other	**(502)**	(2,320)	(294)
Total other expense, net	**(203,106)**	(173,872)	(111,003)
Loss before minority interest, investment activity and income taxes	**(64,104)**	(244,705)	(133,144)
Minority interest	**31,076**	141,314	67,773
Equity in losses of investees	**—**	(2,031)	(3,830)
Impairment write-down of investments	**(18,023)**	(9,899)	(88,554)
Gain (loss) from early extinguishment of debt	**3,560**	(10,315)	—
Gain on sale of equity investment	**—**	—	80,943
Loss before income taxes	**(47,491)**	(125,636)	(76,812)
Benefit (provision) for income taxes	**(501)**	50,847	33,825
Net loss	**(47,992)**	(74,789)	(42,987)
Accrual of preferred interests	**(20,107)**	(19,432)	(18,725)
Net loss attributable to common stockholders	**$ (68,099)**	$ (94,221)	$ (61,712)
Basic and diluted loss per share attributable to common stockholders	**$ (1.13)**	$ (1.57)	$ (1.03)
Basic and diluted weighted average shares outstanding	**60,284**	60,202	59,703

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1999	$594	$656,486	$ (72,188)	$ —	$ 3,168	$588,060
Net loss			(42,987)			(42,987)
Realization of impairment of investments					(3,168)	(3,168)
Total comprehensive loss						(46,155)
Issuance of common stock in acquisition of equity interest	8	17,492				17,500
Accrual of preferred interests		(18,725)				(18,725)
Balance at December 31, 2000	602	655,253	(115,175)	—	—	540,680
Net loss			(74,789)			(74,789)
Unrealized loss on investments					(3,118)	(3,118)
Transition adjustment loss on adoption of SFAS No. 133, net of tax					(1,108)	(1,108)
Unrealized loss on interest rate swaps, net of tax					(12,318)	(12,318)
Total comprehensive loss						(91,333)
Issuance of common stock to 401(k) plan		768				768
Issuance of common stock through exercise of stock options and as stock compensation		399				399
Contribution of capital associated with AT&T transactions (Note 3)		214,948				214,948
Accrual of preferred interests		(19,432)				(19,432)
Balance at December 31, 2001	602	851,936	(189,964)	—	(16,544)	646,030
Net loss			(47,992)			(47,992)
Unrealized loss on investments					(8,904)	(8,904)
Realization of impairment of investments					12,023	12,023
Unrealized gain on interest rate swaps					4,935	4,935
Total comprehensive loss						(39,938)
Acquisition of common stock in satisfaction of employee loan	(7)	(9,576)				(9,583)
Issuance of common stock to employees	4	5,769		(5,882)		(109)
Issuance of common stock to 401(k) plan	1	1,851				1,852
Accrual of preferred interests		(20,107)				(20,107)
Balance at December 31, 2002	**$ 600**	**$ 829,873**	**$ (237,956)**	**$ (5,882)**	**$ (8,490)**	**$ 578,145**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended December 31,	**2002**	2001	2000
OPERATING ACTIVITIES:			
Net loss	**$ (47,992)**	$ (74,789)	$ (42,987)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	**216,506**	383,449	236,242
Equity in losses of investees	—	2,031	3,830
Impairment of investments	**18,023**	9,899	88,554
Loss (gain) on cable systems exchange	—	(34,178)	956
Loss (gain) from early extinguishment of debt	**(3,560)**	10,315	—
Gain on sale of equity investment	—	—	(80,943)
Minority interest	**(31,076)**	(141,314)	(67,774)
Provision for losses on trade accounts receivable	**13,386**	12,093	8,655
Non-cash compensation	**124**	—	—
Contribution of common stock to 401(k) plan	**1,852**	768	—
Amortization of note discount	**31,736**	24,770	(722)
Deferred income taxes	—	(51,495)	(33,825)
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Trade accounts receivable	**(15,871)**	(13,375)	(14,012)
Launch fund receivable	**7,783**	3,111	(9,052)
Prepaid expenses and other assets	**2,713**	(5,631)	2,111
Accounts payable	**(20,003)**	20,937	(7,409)
Accrued expenses and other liabilities	**1,675**	14,734	8,008
Net cash provided by operating activities	**175,296**	161,325	91,632
INVESTING ACTIVITIES:			
Purchase of fixed assets	**(283,004)**	(325,581)	(262,241)
Purchase of intangible assets	**(1,588)**	(3,069)	(3,978)
Investment in equity securities	—	(10,725)	(11,873)
Purchase of cable television systems, net of cash acquired	**(8,798)**	(463,500)	(1,718)
Net cash used in investing activities	**(293,390)**	(802,875)	(279,810)
FINANCING ACTIVITIES:			
Distributions of preferred interests	**(14,000)**	(14,000)	(14,000)
Proceeds from borrowings under credit facilities	**131,000**	1,580,000	124,400
Repayment of credit facilities	**(273,000)**	(654,900)	(488,500)
Proceeds from issuance of notes	**179,995**	220,084	492,500
Repayment of debt associated with cable system transactions	—	(306,158)	—
Purchase of senior discount notes	**(23,220)**	—	—
Debt issuance costs	**(5,535)**	(18,310)	(6,000)
Principal payments on capital leases and other non-current liabilities	**(844)**	(574)	—
Exercise of stock options	—	223	—
Net cash provided by (used in) financing activities	**(5,604)**	806,365	108,400
Net change in cash and cash equivalents	**(123,698)**	164,815	(79,778)
Cash and cash equivalents, beginning of year	**198,548**	33,733	113,511
Cash and cash equivalents, end of year	**$ 74,850**	$ 198,548	$ 33,733

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Through our wholly owned subsidiary, Insight Communications Company, L.P. ("Insight LP"), we own a 50% interest in Insight Midwest, L.P. ("Insight Midwest"), which through its subsidiaries, Insight Communications Midwest, LLC ("Insight Communications Midwest"), Insight Communications of Kentucky, L.P. ("Insight Kentucky") and Insight Communications of Central Ohio, LLC ("Insight Ohio"), owns and operates cable television systems in Indiana, Kentucky, Ohio, Illinois and Georgia which passed approximately 2.3 million homes and served approximately 1.3 million customers as of December 31, 2002.

Insight LP is the general partner of Insight Midwest. Through Insight LP, we manage all of Insight Midwest's Systems and also manage certain systems owned by an affiliate of AT&T Broadband, LLC (now known as Comcast Cable Holdings, LLC, "Comcast Cable"), the owner of the remaining 50% interest in Insight Midwest.

In November 2002, AT&T Broadband and Comcast Corporation merged their respective cable systems and certain other assets. The transaction did not result in any direct change in Insight Midwest's ownership structure and we continue to serve as the general partner of Insight Midwest and as the manager of all of Insight Midwest's Systems.

Our other wholly owned subsidiary, Insight Interactive, LLC, owns a 100% equity interest in SourceSuite, LLC the results of which have been consolidated as of January 1, 2002 as a result of Insight Interactive's acquisition of the remaining 50% equity interest from Source Media, Inc. in March 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Although Insight Midwest is equally owned by Insight LP and an indirect subsidiary of Comcast Cable, Insight LP, as the general partner of Insight Midwest, effectively controls all its operating and financial decisions. Accordingly, the results of Insight Midwest are included in our consolidated financial statements. The minority interest represents Comcast's 50% ownership interest in Insight Midwest. Intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is earned from customer fees for cable television programming services including premium, digital and pay-per-view services and ancillary services, such as rental of converters and remote control devices, installations and from selling advertising. In addition, we earn revenues from providing high-speed data services and from facilitating the delivery of telephone services as well as from commissions for products sold through home shopping networks and management fees. Revenue is recorded in the month the related services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments

All marketable equity investments are classified as available-for-sale under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, available-for-sale securities are carried at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity. Fair value is based on quoted market prices. All other equity investments for which a quoted market price is unavailable are carried at cost and periodically reviewed for impairment.

Fixed Assets

Fixed assets are stated at cost and include costs capitalized for labor and overhead incurred in connection with the installation of cable system infrastructures, including those providing high-speed data and telephone services. In addition, we capitalize labor and material costs associated with installations related to new services on customer premises. Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 2 to 30 years. Building improvements are amortized using the straight-line method over the shorter of the remaining terms of the leases or the estimated lives of the improvements.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the asset's carrying value exceeds its fair value. We believe that no impairment of fixed assets existed as of December 31, 2002 or 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Franchise Costs and Goodwill

Costs incurred in negotiating and renewing franchise agreements are capitalized and were amortized over the life of the franchise agreements through December 31, 2001. Franchise costs and goodwill acquired through the purchase of cable television systems were amortized using the straight-line method over a period of up to 15 years. As of January 1, 2002, in connection with our adoption of SFAS No. 142, we no longer amortize franchise costs or goodwill. We recorded amortization expense of $4.7 million, $200.9 million and $100.3 million for the years ended December 31, 2002, 2001 and 2000. We estimate aggregate amortization expense to be approximately $5.5 million for each of the five succeeding fiscal years, primarily relating to deferred financing costs.

SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Based on our analysis, there was no impairment of goodwill or franchise costs upon the adoption of SFAS No. 142 on January 1, 2002 or on October 1, 2002, the date on which we performed our first annual impairment test.

Applying the effects of the adoption of SFAS No. 142 to the years ended December 31, 2001 and 2000, would have resulted in net loss of $(11.8) million and $(15.1) million and basic and diluted loss per share attributable to common stockholders of $(.52) and $(.57). The reconciliation of reported net loss to pro forma net loss as adjusted for the effects of SFAS No. 142 for the years ended December 31, 2001 and 2000 is as follows (in thousands):

Year Ended December 31,	2001	2000
Net loss as reported	$(74,789)	$(42,987)
Exclude amortization, net of minority interest and taxes for:		
Franchise costs	50,308	23,827
Goodwill	12,688	4,052
Pro forma net loss	$(11,793)	$(15,108)

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for us beginning January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS No. 144 had no impact on our consolidated financial position or results of operations.

Deferred Financing Costs

Deferred financing costs relate to costs, primarily legal and bank facility fees, incurred in securing bank loans and other sources of financing. These costs are amortized over the life of the applicable debt.

Stock-Based Compensation

We have elected to use the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), to account for stock-based compensation. Under APB No. 25, compensation expense is recognized only when the exercise price of options is below the market price of the underlying stock on the date of grant. Such costs are deferred and recognized ratably as compensation expense over the vesting period. The following table summarizes relevant information as to reported results under our intrinsic value method of accounting for stock awards, with supplemental information, as if the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied for each of the three years ended December 31, 2002. The following assumptions were used in determining the fair values: weighted average risk-free interest rate—4.00% (2002), 4.50% (2001) and 6.25% (2000); stock price volatility of 50% in all years; dividend yield of 0% in all years; and expected option life of seven years in all years (in thousands, except share data):

	2002	2001	2000
Net loss attributable to common stockholders	**$(68,099)**	$(94,221)	$(61,712)
Stock-based compensation as reported, net of tax	**124**	56	—
Stock-based compensation determined under fair value based method for all awards, net of tax	**(4,175)**	(748)	(400)
Adjusted net loss attributable to common stockholders	**$(72,150)**	$(94,913)	$(62,112)
Basic and diluted net loss per share, as reported	**$ (1.13)**	$ (1.57)	$ (1.03)
Basic and diluted net loss per share, SFAS 123 adjusted	**$ (1.20)**	$ (1.58)	$ (1.04)

Comprehensive Loss

We own certain investments that are classified as available-for-sale and reported at market value, with net unrealized gains and losses recorded as components of comprehensive loss. Additionally, we record the effective portion of certain derivatives' net unrealized gains and losses as components of comprehensive loss. Comprehensive loss is presented in the accompanying consolidated statements of changes in stockholders' equity. The cumulative amount of comprehensive loss is presented in the accompanying consolidated balance sheets as accumulated other comprehensive loss.

Loss Per Share

Basic loss per share is computed using average shares outstanding during the period. Diluted loss per share is equal to basic loss per share as we had generated net losses for the years ended December 31, 2002, 2001 and 2000, thereby making the potential effects of dilutive securities anti-dilutive. Securities that could potentially dilute basic earnings per share in the future include stock options.

Income Taxes

Deferred income taxes are provided for using the liability method. Under this approach, differences between the financial statements and tax bases of assets and liabilities are determined annually, and deferred income tax assets and liabilities are recorded for those differences that have future tax consequences. Valuation allowances are established, if necessary, to reduce deferred tax assets to an amount that will more likely than not be realized in future periods. Income tax expense is comprised of the current tax payable or refundable for the period plus or minus the net change in deferred tax assets and liabilities.

Marketing and Promotional

Marketing and promotional costs are expensed as incurred. Marketing and promotional expenses for the years ended December 31, 2002, 2001 and 2000 were $12.7 million, $14.8 million and $13.8 million.

Recent Accounting Pronouncements

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates the requirement under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," to report gains and losses from extinguishments of debt as extraordinary items in the income statement. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. In connection with our adoption of this pronouncement on December 31, 2002, we reclassified a loss from early extinguishment of debt of $10.3 million ($6.1 million net of tax) recorded during the year ended December 31, 2001, and a gain of $3.6 million recorded during the year ended December 31, 2002, to results from continuing operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Disposal Obligations," which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and accompanying footnotes.

Reclassifications

Under our franchise agreements, we are obligated to pay to local franchising authorities a percentage of our revenue derived from providing cable and other services, the majority of which are passed through to customers. We have historically recorded revenue net of franchise fees charged to our customers. Staff Announcement D-103, issued by the FASB in November 2001, specifies that reimbursements received from a customer should be reflected as revenues and not as a reduction of expenses. This Staff Announcement applies to financial reporting periods beginning after December 15, 2001. Upon application of this Staff Announcement, comparative financial statements for prior periods are required to be reclassified to comply with the guidance in this Staff Announcement. Consequently, we have reclassified the prior period amounts in the accompanying consolidated statements of operations to reflect franchise fees on a gross basis with reimbursements as revenue and payments as expense. The effect on the prior period statements of operations was to increase both revenue and selling, general and administrative costs by $24.0 million for the year ended December 31, 2001 and $13.0 million for the year ended December 31, 2000.

Additionally, certain other prior year amounts have been reclassified to conform to the current year's presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3. INSIGHT MIDWEST

In September 1999, Insight Midwest was formed to serve as the holding company and a financing vehicle for our cable television system 50/50 joint venture with AT&T Broadband (now known as Comcast Cable). As of December 31, 2002, Insight Midwest was comprised of systems located in Indiana, Kentucky, Ohio, Illinois and Georgia.

Indiana Systems

On October 31, 1998, Insight LP and AT&T Broadband contributed certain of their cable television systems located in Indiana and Northern Kentucky to form Insight Indiana in exchange for a 50% equity interest. On October 1, 1999, as part of a joint venture restructuring involving the Kentucky Systems (discussed below), Insight Indiana became a wholly owned subsidiary of Insight Midwest. Pursuant to the terms of their respective operating agreements, Insight Midwest and Insight Indiana will continue for a twelve-year term through October 1, 2011, unless extended by Insight LP and Comcast Cable.

Kentucky Systems

On October 1, 1999, Insight LP acquired a combined 50% interest in InterMedia Capital Partners VI, LP (the "IPVI Partnership") from related parties of Blackstone Cable Acquisition Company, LLC, InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband, for $341.5 million (inclusive of expenses). Insight Midwest assumed debt of $742.1 million (the total debt of the IPVI Partnership) in connection with this transaction. Concurrently with this acquisition, the Kentucky Systems were contributed to Insight Midwest. Pursuant to the terms of their respective operating agreements, Insight Midwest and Insight Kentucky will continue for a twelve-year term through October 1, 2011, unless extended by Insight LP and Comcast Cable.

Illinois Systems

Effective January 1, 2001, Insight Midwest completed a series of transactions with Insight LP and AT&T Broadband for the acquisition of additional cable television systems, primarily located in the state of Illinois, valued at approximately $2.2 billion (the "AT&T transactions"), inclusive of systems valued at approximately $775.8 million, contributed by Insight LP. The AT&T transactions were financed through a credit facility established on January 5, 2001, the Midwest Holdings Credit Facility. As a result of the AT&T transactions, Insight Midwest acquired all of Insight LP's wholly owned systems serving approximately 280,000 customers, including systems that Insight LP purchased from AT&T Broadband. At the same time, Insight Midwest acquired from AT&T Broadband systems serving approximately 250,000 customers.

In connection with the systems Insight LP purchased from AT&T Broadband that included approximately 105,000 customers, we recorded the purchased systems' respective assets and liabilities, including debt incurred in connection with the purchase, at their respective fair values. The purchase price of $393.5 million was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $52.3 million and franchise costs of $341.2 million.

Concurrently with the completion of Insight LP's purchase of systems from AT&T Broadband, Insight LP contributed such systems, along with all of its wholly owned systems serving approximately 175,000 customers, to Insight Midwest. The total value of such contributed systems was $1.2 billion. The assets and liabilities, including debt assumed, of such contributed systems' continue to be recorded at their respective carrying values, as these systems remain within the consolidated group. We recorded a reduction in paid-in capital of $113.8 million equal to 50% of the carrying value of such net assets contributed to Insight Midwest, representing the interest owned by AT&T Broadband (minority interest) through its investment in Insight Midwest.

Concurrently, AT&T Broadband contributed directly to Insight Midwest certain Illinois Systems serving approximately 250,000 customers. The total value of such contributed systems was $983.3 million. We recorded an addition to paid-in capital and a reduction to our minority interest liability equal to $328.8 million, representing the value of net assets contributed attributable to AT&T Broadband's 50% interest in Insight Midwest. Insight Midwest recorded 100% of the assets and liabilities (including debt assumed of $306.2 million) of such systems contributed at their respective fair values. The fair value of $983.3 million was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $116.1 million and franchise costs of $867.2 million.

Both Insight LP and AT&T Broadband contributed their respective systems to Insight Midwest subject to an amount of indebtedness such that Insight Midwest remains equally owned by Insight LP and AT&T Broadband. The total debt assumed by Insight Midwest of $654.5 million was financed with the proceeds from the Midwest Holdings Credit Facility.

As part of the AT&T transactions, we exchanged our Claremont, California cable television system, serving approximately 8,400 customers, for AT&T Broadband's Freeport, Illinois System, serving approximately 10,000 customers, each valued at approximately $38.0 million. This system exchange was accounted for by Insight LP as a sale of its Claremont system and a purchase of the Freeport system. We recorded a gain of approximately $34.2 million in connection with this transaction.

Ohio Systems

On August 21, 1998, Insight LP and Coaxial Communications of Central Ohio, Inc. entered into a contribution agreement pursuant to which Coaxial contributed to Insight Ohio (a newly formed limited liability company) substantially all of the assets and liabilities of its cable television systems located in Columbus, Ohio, and Insight LP contributed to Insight Ohio $10.0 million in cash. As a result of the Coaxial Contribution Agreement, Coaxial owned 25% of the non-voting common equity, and Insight LP, through its subsidiary Insight Holdings of Ohio, LLC, owned 75% of the non-voting common equity of Insight Ohio. In addition, Coaxial also received two separate series of voting preferred equity (Series A Preferred Interest—$140 million and Series B Preferred Interest—$30 million) of Insight Ohio.

The Voting Preferred Interests provides for cash distributions to Coaxial and certain of its affiliates as follows: Series A—10% and Series B—12⅞%. Insight Ohio cannot redeem the Voting Preferred Interests without the permission of Coaxial; however, Insight Ohio will be required to redeem the Series A Preferred Interests in August 2006 and the Series B Preferred Interest in August 2008. Coaxial has pledged the Series A Preferred Interest as security for $140.0 million of 10% Senior Notes due in 2006 issued by Coaxial and its affiliate. Coaxial's majority shareholder has pledged Coaxial's stock as security for $55.9 million of aggregate principal amount at maturity of 12⅞% Senior Discount Notes due in 2008 issued by Coaxial's majority shareholder and its affiliate. The Senior Notes and Senior Discount Notes are conditionally guaranteed by Insight Ohio.

On August 8, 2000, Insight Ohio purchased Coaxial's 25% non-voting common equity interest. The purchase price was 800,000 shares of our common stock and cash in the amount of $2.6 million. In connection with the purchase, Insight Ohio's operating agreement was amended to, among other things, remove certain participating rights of the principals of Coaxial and certain of its affiliate. Additionally, the agreement was amended to incorporate 70% of Insight Ohio's total voting power into the common equity interests of Insight Ohio and 30% of Insight Ohio's total voting power into the Preferred Interests of Insight Ohio.

As a result of this transaction, the financial results of Insight Ohio have been consolidated with our financial results effective January 1, 2000, with minority interest recorded for the 25% common interest owned by Coaxial through August 8, 2000. In connection with this transaction, Insight LP recorded a step-up in fair value of Insight Ohio's assets of $229.2 million, which represents the difference between the purchase price and its equity in Insight Ohio's net assets in excess of Insight Ohio's net assets. This amount has been allocated to franchise costs and goodwill.

Although the financial results of Insight Ohio for 2000 have been consolidated as a result of this transaction, for financing purposes, Insight Ohio is an unrestricted subsidiary of ours and is prohibited by the terms of its indebtedness from making distributions to us. Insight Ohio's conditional guarantee of the Senior Notes and the Senior Discount Notes remains in place.

If at any time the Senior Notes or Senior Discount Notes are repaid or significantly modified, or in any case after August 15, 2008, the principals of the Coaxial Entities may require us to purchase their interests in the Coaxial Entities for a purchase price equal to the difference, if any, of $32.6 million less the then market value of the 800,000 shares of our common stock issued on August 8, 2000. The fair value of such contingent consideration was $7.1 million. As of December 31, 2002, the difference between $32.6 million and the market value of such 800,000 shares of our common stock was $22.7 million.

4. PRO FORMA RESULTS OF OPERATIONS

Our unaudited pro forma results of operations for the years ended December 31, 2001 and 2000, assuming the acquisition of the Illinois Systems and the Greenwood, Indiana System occurred as of January 1, 2000 and excluding the effect of the gain on cable system exchange recorded in the year ended December 31, 2001 were as follows (in thousands, except per share amounts):

Year Ended December 31,	2001	2000
Revenue	$ 728,546	$680,375
Loss before accrual of preferred interests	(95,340)	(73,827)
Net loss attributable to common stockholders	(114,772)	(92,552)
Basic and diluted loss per share attributable to common stockholders	(1.91)	(1.55)

5. INVESTMENTS

SourceSuite and Liberate

Effective November 17, 1999, Insight Interactive entered into a Contribution Agreement with Source Media, Inc., providing for the creation of a joint venture, SourceSuite, LLC. Under the terms of the Contribution Agreement, Source Media contributed its Virtual Modem 2.5 software and the Interactive Channel products and services, including SourceGuide and LocalSource television content. We contributed $13.0 million in equity financing for 50% of the equity in the joint venture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

On March 3, 2000, pursuant to a merger of the joint venture with a subsidiary of Liberate Technologies, SourceSuite sold all of its VirtualModem assets in exchange for the issuance to each of Insight Interactive and Source Media of 886,000 shares of Liberate common stock.

SourceSuite continues to own and operate its programming assets, LocalSource and SourceGuide, and has preferred content and programming services agreements with Liberate. As a result of this transaction, we recorded a gain on sale of joint venture assets of $80.9 million in the year ended December 31, 2000. In addition, on December 31, 2000, we recorded an impairment write-down of $74.1 million to reflect an other-than-temporary decline in the value of our investment in Liberate. This impairment write-down was calculated as the difference between the fair value of the Liberate shares as of December 31, 2000 as compared to March 3, 2000, the date we received the shares. Further, on December 31, 2002, we recorded an additional impairment write-down of $12.0 million to reflect an other-than-temporary decline in the value of our investment in Liberate. The carrying amount of our investment in Liberate was $1.3 million and $10.2 million (net of unrealized losses of $3.1 million) as of December 31, 2002 and 2001.

In connection with the Contribution Agreement, on November 17, 1999, we purchased 842,105 shares of Source Media common stock at $14.25 per share, representing approximately 6% of Source Media's outstanding stock, for a purchase price of $12.0 million in cash. On December 31, 2000, we recorded an impairment write-down of $11.2 million to reflect an other-than-temporary decline in the value of our investment in Source Media. This impairment write-down was calculated as the difference between the fair value of the Source Media shares on December 31, 2000 as compared to November 17, 1999, the date we purchased the shares. Fair value was determined using the quoted market price of the stock. During the year ended December 31, 2001, we wrote-off our remaining investment in Source Media of $842,000. Source Media has announced that it has terminated operations effective March 14, 2002.

In addition, in October 1999, we purchased $10.2 million face amount of Source Media's 12% bonds, maturing November 1, 2004, for approximately $4.1 million. The bond discount of $6.1 million was being amortized to interest income over the life of the bonds. As of December 31, 2000, we recorded an impairment write-down of $3.3 million to reflect other-than-temporary declines in the value of our investment in Source Media bonds. Additionally, as of December 31, 2000, we ceased amortization of the bond discount.

During the year ended December 31, 2001, we recorded additional impairment write-downs of $1.4 million to reflect an other-than-temporary decline in the value of such bonds. These impairment write-downs were calculated as the difference between the amortized cost of the bonds and their fair value as of the date of write-down. Fair value was determined using the quoted market price of the bonds. As of December 31, 2001, the carrying value of these bonds was $410,000.

For the years ended December 31, 2001 and 2000, we accounted for our investment in SourceSuite under the equity method of accounting. Accordingly, the accompanying statements of operations for the years ended December 31, 2001 and 2000 include losses of $2.0 million and $3.8 million that represent our 50% share of SourceSuite's net loss. As of December 31, 2001, through equity method accounting, our investment in SourceSuite has a carrying value of $741,000.

On March 14, 2002, Insight Interactive purchased the remaining 50% equity interest in SourceSuite that it did not already own from Source Media by tendering $10.2 million face amount of Source Media's 12% bonds. The fair market value of such tendered bonds on March 14, 2002 was $205,000. The excess of the fair value of SourceSuite's acquired assets and liabilities over the purchase price of $205,000, totaling $571,000 of negative goodwill, was allocated as a reduction to long-lived assets based on their respective fair values. The operating results of SourceSuite have been consolidated in the accompanying financial statements effective January 1, 2002. SourceSuite recorded $323,000 of revenue, net of $1.6 million of intercompany revenue eliminated in consolidation, and $1.7 million of net loss for the year ended December 31, 2002.

AgileTV

AgileTV Corporation is a privately owned company developing a speech recognition system that enables cable television customers to operate their digital set-top boxes using voice recognition technology.

In November 2001, we purchased 3.0 million shares of AgileTV's Series C redeemable, convertible preferred stock for $7.5 million, which is accounted for under the cost method. This preferred stock has a liquidation preference equal to $7.5 million. In connection with this investment, we received 3 million warrants to purchase AgileTV common stock with an exercise price of $2.50 per share and an additional 800,000 warrants with an exercise price of $1.25 per share.

Based on our ongoing assessment of potential impairments in our investments in equity securities, as of December 31, 2002, we recorded an impairment charge of $6.0 million related to our investment in AgileTV, bringing our carrying value in this investment to $1.5 million as of December 31, 2002.

6. LONG-LIVED ASSETS

Fixed assets consisted of:

December 31,	**2002**	2001
(in thousands)		
Land, buildings and improvements	**$ 37,751**	$ 36,501
Cable system equipment	**1,851,864**	1,573,733
Furniture, fixtures and office equipment	**16,850**	16,019
	1,906,465	1,626,253
Less accumulated depreciation and amortization	**(686,214)**	(474,544)
Total fixed assets, net	**$1,220,251**	$1,151,709

During the year ended December 31, 2002, we wrote-off approximately $11.1 million related to video-on-demand equipment as a result of transitioning to a new video-on-demand service provider. This amount was included in depreciation and amortization in our statement of operations.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $211.8 million, $182.5 million and $135.9 million.

7. DEBT

Debt consisted of:

December 31,	**2002**	2001
(in thousands)		
Insight Ohio Credit Facility	**$ 25,000**	$ 25,000
Insight Midwest Holdings Credit Facility	**1,438,000**	1,580,000
Insight Midwest 9¾% Senior Notes	**385,000**	200,000
Insight Midwest 10½% Senior Notes	**500,000**	500,000
Insight Inc. 12¼% Senior Discount Notes	**360,000**	400,000
	2,708,000	2,705,000
Less unamortized discount on notes	**(126,996)**	(162,524)
Total debt	**$2,581,004**	$2,542,476

Insight Ohio Credit Facility

Insight Ohio's credit facility provides for revolving credit loans of up to $25.0 million. The Insight Ohio Credit Facility has a six-year maturity from the date of borrowings, with reductions to the amount of the commitment commencing after three years. Our obligations under the Insight Ohio Credit Facility are secured by substantially all the assets of Insight Ohio. The Insight Ohio Credit Facility requires Insight Ohio to meet certain financial and other debt covenants. Loans under the Insight Ohio Credit Facility bear interest, at our option, at the prime rate or at a Eurodollar rate. In addition to the index rates, we pay an additional margin percentage tied to Insight Ohio's ratio of total debt to adjusted annualized operating cash flow. The weighted average interest rates in effect as of December 31, 2002 and 2001 were 3.6% and 4.3%.

Insight Midwest Holdings Credit Facility

On January 5, 2001, through a wholly owned subsidiary of Insight Midwest ("Insight Midwest Holdings") which holds all of our cable television systems other than the Ohio Systems, we entered into a credit facility to finance the AT&T transactions and to repay the outstanding indebtedness under our Insight Indiana and Insight Kentucky Credit Facilities. The Midwest Holdings Credit Facility expires in 2009 and provides for maximum borrowings of $1.75 billion. Obligations under this credit facility are secured by a pledge of the outstanding equity interests of Insight Midwest Holdings and its subsidiaries.

The Midwest Holdings Credit Facility requires Insight Midwest Holdings to meet certain financial and other debt covenants. Borrowings under this credit facility bear interest, based on our election, of an Alternative Base Rate (equal to the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.5%) or Adjusted LIBOR (equal to LIBOR multiplied by the Statutory Reserve Rate) plus an additional margin yield tied to Insight Midwest Holdings' leverage ratio of between 0.5% and 2.75%. As of December 31, 2002 and 2001, the weighted average interest rate on this credit facility was 4.3% and 5.1%.

On March 25, 2002, we formally requested approval from the lenders of amendments to the leverage ratio covenant to allow Insight Midwest Holdings more flexibility and to increase the aggregate amount that can be distributed to Insight Midwest for the purpose of making investments in Insight Ohio. In addition, on March 28, 2002, we loaned $100.0 million to Insight Midwest to lower our effective interest rates, $97.0 million of which was contributed to Insight Midwest Holdings in April 2002 for use in paying down the credit facility balance and in funding financing costs associated with the amendments, and $3.0 million of which was contributed to Insight Ohio as of March 28, 2002. Pursuant to the credit facility amendments, Insight Midwest Holdings is permitted to make distributions to Insight Midwest for the purpose of repaying our loan provided that the leverage ratio is less than 4.25 and there are no defaults existing under the credit facility. The loan to Insight Midwest bears annual interest of 9%, has a scheduled maturity date of January 31, 2011 and permits prepayments. On April 18, 2002, the lenders approved these amendments to the credit facility.

On June 6, 2002, a further amendment to the credit facility was entered into which permits distributions by Insight Midwest Holdings to Insight Midwest for the purpose of repaying our $100.0 million loan, without regard to the minimum leverage ratio requirement.

As a result of the repayment of the Insight Indiana and Insight Kentucky Credit Facilities on January 5, 2001, we recorded a charge of $10.3 million related to the write-off of unamortized deferred financing costs related to these credit facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Insight Midwest Senior Notes
On October 1, 1999, simultaneously with the closing of the purchase of Insight Kentucky, Insight Midwest completed a $200.0 million offering of 9¾% senior notes due in October 2009. The proceeds of the offering were used to repay certain debt of the IPVI Partnership. Interest payments on these Senior Notes, which commenced on April 1, 2000, are payable semi-annually on April 1 and October 1.

On November 6, 2000, Insight Midwest completed a $500.0 million offering of 10½% senior notes due in November 2010. Insight Midwest received proceeds of $487.5 million, net of an underwriting fee of $5.0 million and a bond discount of $7.5 million that is being amortized through November 2010. The proceeds of the offering were used to repay a portion of the outstanding debt under the Insight Indiana Credit Facility and Insight Kentucky Credit Facility. Interest payments on these Senior Notes, which commenced on May 1, 2001, are payable semi-annually on May 1 and November 1.

The Insight Midwest 9¾% and 10½% Senior Notes are redeemable on or after October 1, 2004 and November 1, 2005. In addition, Insight Midwest can redeem up to 35% of the Insight Midwest 9¾% and 10½% Senior Notes prior to October 1, 2002 and November 1, 2005, with the net proceeds from certain sales of Insight Midwest's equity. Each holder of the Insight Midwest Senior Notes may require Insight Midwest to redeem all or part of that holder's notes upon certain changes of control. The Insight Midwest Senior Notes are general unsecured obligations and are subordinate to all other liabilities of Insight Midwest, the amounts of which were $1.9 billion and $2.1 billion as of December 31, 2002 and 2001. The Insight Midwest Senior Notes contain certain financial and other debt covenants.

In May 2000 and September 2001, Insight Midwest completed exchange offers pursuant to which the 9¾% Senior Notes and 10½% Senior Notes were exchanged for identical notes registered under the Securities Act of 1933.

In December 2002, Insight Midwest completed a $185.0 million add-on offering under the 9¾% Senior Notes indenture. Insight Midwest received proceeds of $176.9 million, including $3.8 million of interest accruing from October 1, 2002 through the date of issuance that will be repaid to holders of the bonds in the first semi-annual interest payment due on April 1, 2003, and net of an underwriting fee of $3.1 million and a bond discount of $8.8 million that is being amortized through October 2009. The proceeds of this offering were used to repay a portion of the outstanding revolving loans under the Midwest Holdings Credit Facility. Since this additional add-on offering occurred under the 9¾% Senior Notes indenture, these additional debt securities and the 9¾% Senior Notes are considered a single series of senior notes with identical terms.

Insight Inc. 12¼% Senior Discount Notes
On February 6, 2001, we completed a $400.0 million offering of 12¼% Senior Discount Notes due in February 2011. These notes were issued at a discount to their principal amount at maturity resulting in gross proceeds to us of $220.1 million. We utilized $20.2 million of the proceeds to repay an outstanding intercompany loan from Insight Midwest, which we incurred in connection with the AT&T transactions.

In September 2001, we completed an exchange offer pursuant to which the 12¼% Senior Discount Notes, issued in February 2001, were exchanged for identical notes registered under the Securities Act of 1933.

In December 2002, we repurchased $40.0 million face amount of the 12¼% Senior Discount Notes at the then accreted value of $27.4 million for $23.2 million, resulting in a gain of $3.6 million, net of the write-off of unamortized deferred financing costs of $616,000. As of December 31, 2002, the outstanding principal and accreted amounts of these notes were $360.0 million and $247.4 million.

No cash interest on the discount notes will accrue prior to February 15, 2006. Thereafter, cash interest on the discount notes will accrue and be paid on February 15 and August 15 of each year, commencing August 15, 2006. The initial accreted value of the discount notes will increase until February 15, 2006 such that the accreted value will equal the revised outstanding principal amount of $360.0 million on February 15, 2006.

Debt Principal Payments
As of December 31, 2002, annual principal payments required on our debt were as follows (in thousands):

2003	$ 5,000
2004	80,000
2005	81,250
2006	81,250
2007	81,250
Thereafter	2,379,250
Total	$2,708,000

Interest Rate Swap and Collar Agreements
Through December 31, 2002, we entered into interest-rate swap and collar agreements to modify the interest characteristics of our outstanding debt from a floating rate to a fixed rate basis. These agreements involve the payment of fixed rate amounts in exchange for floating rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable or receivable is included in other liabilities or assets.

On January 1, 2001, our derivative financial instruments, which were obtained to manage our exposure to interest rate risk, included interest rate swap and collar agreements, which qualified as cash flow hedges. On January 1, 2001, we recorded as a component of other comprehensive loss a $1.1 million transition adjustment loss (net of $776,000 tax benefit) representing the cumulative effect of adopting SFAS No. 133. Changes in the fair value of such cash flow hedges are recognized in stockholders' equity as a component of comprehensive loss.

As of December 31, 2002 and 2001, we had entered into various interest rate swap and collar agreements effectively fixing interest rates between 4.7% and 5.9%, plus the applicable margin, on $435.0 million and $500.0 million notional value of debt. Of the agreements outstanding as of December 31, 2002, $285.0 million expire in July 2003 and $150.0 million expire in August 2004. We had $2.7 million and $1.8 million of accrued interest related to these agreements as of December 31, 2002 and 2001.

In February 2003, we entered into two additional interest rate swap agreements whereby we swapped fixed rates under our 9¾% senior notes due in October 2009, for variable rates of 7.7%, plus the applicable margin, on $185.0 million notional value of debt. These interest rate swaps expire in November 2005.

8. SUPPLEMENTAL CASH FLOW INFORMATION

The following amounts were paid in cash during the years ended December 31:

	2002	2001	2000
(in thousands)			
Interest	**$167,703**	$182,747	$103,100
Income taxes	**531**	538	657

During the year ended December 31, 2001, we entered into a non-cash investing activity in which our joint venture partner contributed cable systems to Insight Midwest valued at $983.3 million resulting in a non-cash increase in long-lived assets, debt, other liabilities, minority interest and additional paid-in capital.

During the year ended December 31, 2000, we entered into a non-cash investing activity in which we issued common stock valued at $17.5 million in connection with an acquisition of a cable system resulting in a non-cash increase in long-lived assets, debt and additional paid-in capital.

9. CAPITAL STOCK

Our authorized capitalization consists of 300,000,000 shares of Class A common stock, par value $.01 per share, 100,000,000 shares of Class B common stock, par value $.01 per share and 100,000,000 shares of preferred stock, par value $.01 per share. The rights of the holders of Class A and Class B common stock are substantially identical in all respects, except for voting rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

10. INCOME TAXES

For the years ended December 31, 2002, 2001 and 2000, we recorded a deferred tax benefit of $0, $47.1 million and $34.3 million. In addition, for each of the tax years ended December 31, 2002, 2001 and 2000, we recorded a current tax expense related to state and local taxes of approximately $500,000. Deferred income taxes represent the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Significant components of our deferred tax assets and liabilities consisted of the following:

December 31,	**2002**	2001
(in thousands)		
Deferred tax assets:		
Net operating loss carryforward	**$204,438**	$147,587
Accounts receivable	**—**	243
Investment in unconsolidated affiliates	**2,787**	2,787
Unrealized loss on investments	**15,847**	8,458
Deferred interest expense	**21,336**	9,523
Interest hedges	**8,567**	9,330
Capital loss	**2,003**	—
Accrued expenses and other liabilities	**—**	18
Gross deferred tax asset	**254,978**	177,946
Valuation allowance	**(39,364)**	(12,631)
Net deferred tax asset	**215,614**	165,315
Deferred tax liabilities:		
Depreciation and amortization	**215,614**	165,315
Gross deferred tax liability	**215,614**	165,315
Net deferred tax liability	**$ —**	$ —

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

We have provided a full valuation allowance on our deferred tax asset, consisting primarily of net operating loss carryforwards and unrealized losses on investments, due to the uncertainty regarding our realization of such assets in the future. The increase in the valuation allowance on the deferred tax asset for the year ended December 31, 2002 was $26.7 million.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 2002, 2001 and 2000 were as follows:

Year Ended December 31,	**2002**	2001	2000
(in thousands)			
Benefit at federal statutory rate	**$(16,147)**	$(43,438)	$(26,116)
State and local taxes, net	**(4,063)**	(8,283)	(5,258)
Expenses not deductible			
for U.S. tax purposes	**94**	335	70
Non-deductible amortization	—	1,859	726
Preferred interest accrual	**(6,837)**	(6,607)	(6,367)
Disallowed interest expense	**721**	581	—
Disallowed compensation deduction	—	647	—
Increase in valuation allowance	**26,733**	4,059	3,120
Income tax (benefit) provision	**$ 501**	$(50,847)	$(33,825)

As of December 31, 2002, we had a net operating loss carry-forward of $498.6 million for U.S. federal income tax purposes. Our net operating loss began accumulating effective July 26, 1999, the date of our IPO. The net operating loss will expire in the years 2019 through 2022.

11. STOCK OPTION PLAN AND OTHER STOCK-BASED COMPENSATION

Stock Option Plan

On December 9, 2002, we amended and restated our stock option plan to, among other things, increase the number of authorized shares and to provide for restricted stock awards. The amendment is subject to ratification at the 2003 Annual Meeting of Stockholders. As amended, the plan provides for the grant of incentive stock options, nonqualified stock options and restricted shares as well as other awards such as performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards.

Employee stock options vest over five years and expire ten years from the date granted. The following summarizes stock option activity for the years ended December 31, 2002, 2001 and 2000:

	Options	Weighted Average Exercise Price
Outstanding as of January 1, 2000	2,883,400	$24.60
Granted	263,000	15.72
Canceled/forfeited	(130,500)	23.93
Outstanding as of December 31, 2000	3,015,900	23.86
Granted	1,282,840	19.81
Exercised	(14,500)	16.45
Canceled/forfeited	(126,500)	18.76
Outstanding as of December 31, 2001	4,157,740	22.79
Granted	1,792,186	11.31
Canceled/forfeited	(145,500)	19.46
Outstanding as of December 31, 2002	**5,804,426**	**$ 19.33**

The weighted average fair value of options granted in 2002, 2001 and 2000 was $6.44, $11.30 and $9.43 per share. As of December 31, 2002, 2001 and 2000, 1,973,969, 1,158,032 and 577,300 of the outstanding options were exercisable with weighted average exercise prices of $23.62, $24.28 and $24.38. The following summarizes details of outstanding stock options as of December 31, 2002:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
$ 7.43–$ 9.56	785,500	$ 9.03	9.6
$12.83–$18.99	1,977,210	$15.45	9.3
$19.77–$29.18	3,011,716	$24.45	6.8
at $30.13	30,000	$30.13	6.8
	5,804,426	$19.33	8.0

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," we have elected to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," using an intrinsic value approach to measure compensation expense. Accordingly, no compensation expense has been recognized for options granted under the Plan since all options were granted to employees at exercise prices equal to or greater than fair market value on the date of grant.

Other Stock-Based Compensation
In connection with our IPO, we issued a total of 1,412,181 shares of common stock to our employees. We recorded non-cash compensation expense of $19.3 million in connection with the issuance of these shares. In October 1999 and April 2000, we made loans to certain of these employees, the proceeds of which were used to satisfy their individual income tax withholding obligations resulting from their receipt of these shares. In the aggregate, these loans totaled $14.0 million and were recorded to other non-current assets. The loans are non-recourse and are represented by notes that are secured by common stock pledges equal to the number of shares each individual received as compensation.

Through April 1, 2001, the notes charged interest at a rate of 6% per annum. Subsequent to April 1, 2001, the rate of interest was adjusted to 5% per annum. The maturity date of the notes has been extended from October 1, 2004, to October 1, 2009. In any case, the notes become due 180 days following termination of employment. The proceeds of any sales of the pledged shares must be applied towards early repayment of these loans unless the value of the remaining shares exceeds 200% of the remaining loan amount.

Accrued interest on these loans since October 1999 continues to be fully reserved as a result of a loan interest forgiveness provision approved by the board of directors, which provides for forgiveness, at our election, of accrued interest on the loans to employees in good standing, as well as gross-up payments related to the employee's income tax liabilities arising from such forgiveness. On October 1, 2001, the first interest forgiveness initiative under this provision became effective whereby all accrued interest from October 1, 1999 through September 30, 2001 was forgiven. Additionally, all income taxes related to such interest forgiveness were paid by us on behalf of the affected employees. Forgiven interest through September 30, 2001 amounted to $1.6 million. Income tax liabilities resulting from such forgiven interest through September 30, 2001 amounted to $1.7 million, which is included in our statement of operations as compensation expense.

All accrued interest on the notes from October 1, 2001 through December 23, 2002 was forgiven. Additionally, we made gross-up payments with respect to the income taxes related to such interest forgiveness on behalf of the affected employees. Forgiven interest from October 1, 2001 through December 23, 2002 amounted to $867,000, and gross-up payments with respect to the employees' income tax liabilities resulting from such forgiven interest amounted to $900,000, which amount has been ratably accrued into our statement of operations as compensation expense from October 1, 2001 to December 23, 2002.

In December 2002, the Board of Directors approved a plan whereby each affected employee was offered the opportunity to repay the outstanding loan amounts through surrendering a number of pledged shares with a value equal to the outstanding loan amounts. In return, the employees would receive shares with a five-year vesting period and separate grants of non-qualified stock options vesting over five- and nine-year periods.

As of December 23, 2002, our President and Chief Operating Officer accepted this offer and surrendered 746,941 shares in full payment of the $9.6 million outstanding principal amount of her loan, and in turn received 450,000 shares of Class B common stock with a five-year vesting period, 600,000 non-qualified stock options vesting equally over five years and 300,000 non-qualified stock options with a cliff vesting after nine years. All of the stock options issued have an exercise price equal to the closing market value of our common stock on December 23, 2002. As of December 31, 2002, the shares were recorded as deferred stock compensation on our balance sheet in the amount of $5.9 million. This deferred compensation will be amortized on a straight-line basis into our operating results as non-cash compensation through December 23, 2007.

12. FINANCIAL INSTRUMENTS

Concentrations of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and our policy is designed to limit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base.

Fair Value
We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash equivalents and accounts receivable: The carrying amount reported in the balance sheet for cash equivalents and accounts receivable approximates fair value.

Debt: The carrying amounts of our borrowings under our credit arrangements approximate fair value as they bear interest at floating rates. The fair value of Insight Midwest's 9¾% and 10½% Senior Notes as of December 31, 2002 and 2001 was $364.8 million and $483.0 million and $210.0 million and $540.0 million. The fair value of Insight Inc. 12¼% Senior Discount Notes was $208.0 million and $234.0 million as of December 31, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Interest rate swap agreements: As of January 1, 2001, interest rate swap agreements are recorded in our financial statements at fair value. Prior to January 1, 2001, interest rate swap agreements were not recorded in our financial statements. The fair value (cost) of such swap agreements was $(17.8) million and $(22.8) million as of December 31, 2002 and 2001.

13. RELATED PARTY TRANSACTIONS

Managed Systems

On March 17, 2000, we entered into a two-year management agreement with InterMedia Partners Southeast ("IPSE") (now known as Comcast of Montana/Indiana/Kentucky/Ohio), an affiliate of AT&T Broadband (now known as Comcast Cable), to provide management services to cable television systems acquired by AT&T Broadband. The management agreement has been extended and expires on June 30, 2003. As of December 31, 2002, these systems served approximately 114,600 customers in the states of Indiana and Kentucky. Through March 31, 2001, we earned a monthly fee of 3% of gross revenues for providing such management services. In September 2001, the management agreement was amended to provide for a monthly fee of 5% of gross revenues retroactive to April 1, 2001. We recognized management fees in connection with this agreement of $2.7 million, $2.4 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000.

On September 30, 2002, Insight Communications Midwest signed an agreement with IPSE to exchange the Griffin, Georgia cable television systems, including approximately 13,000 customers, plus $25.0 million for the Managed Systems located in New Albany, Indiana and Shelbyville, Kentucky, together including approximately 23,000 customers. Additionally, pursuant to the agreement, Insight Communications Midwest will pay $1.5 million as a closing adjustment to IPSE to complete the rebuild and upgrade of the Griffin, Georgia System.

This system exchange is expected to close on February 28, 2003 and will be accounted for on that date as a sale of the Griffin, Georgia Systems and a purchase of the New Albany, Indiana and Shelbyville, Kentucky Systems. In connection with this system exchange, we expect to record a gain of approximately $27.0 million equal to the difference between the fair value and carrying value of the Griffin, Georgia Systems as of the closing date. Of the purchase price of the New Albany, Indiana and Shelbyville, Kentucky Systems approximately $32.0 million will be preliminarily allocated to such cable television systems' assets acquired in relation to their fair values and approximately $33.0 million will be preliminarily allocated to franchise costs.

Programming

We purchase the majority of our programming through affiliates of AT&T Broadband (now known as Comcast Cable). Although we have the ability to purchase substantially all our programming through Comcast Cable, we purchase certain programming directly from programmers for strategic and/or cost purposes. Charges for such programming, including a 1½% administrative fee, were $130.5 million, $116.0 million and $57.4 million for the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002 and 2001, $22.6 million and $10.3 million of accrued programming costs were due to affiliates of AT&T Broadband. We believe that the programming rates charged through these affiliates are lower than those available from independent parties.

Telephone Agreements

In July 2000, to facilitate delivery of telephone services, we entered into a ten-year agreement with AT&T Broadband that allows Insight Midwest to deliver to our customers local telephone service. Under the terms of the agreement, Insight Midwest leases for a fee certain capacity on our network to AT&T Broadband. Insight Midwest provides certain services and support for which it receives additional payments. We began providing telephone services to a limited number of our customers in 2001. Revenue earned from leased network capacity used in the provision of telephone services was $2.2 million and $170,000 in the years ended December 31, 2002 and 2001. The capital required to deploy telephone services over our networks is shared, with AT&T Broadband responsible for switching and transport facilities. AT&T is also required to pay us for installations, marketing and billing support that amounted to $7.6 million and $1.4 million for the years ended December 31, 2002 and 2001.

Advertising Services

In October 1999, to facilitate the administration of our advertising services in our Kentucky Systems, we entered into an agreement expiring on January 1, 2004 with an affiliate of Comcast Cable, which provides for this affiliate to perform all of our Kentucky advertising sale and related administrative services. We earned advertising revenues through this affiliate, derived from our Kentucky Systems, of $15.8 million, $12.4 million and $12.8 million for the years ended December 31, 2002, 2001 and 2000. As of December 31, 2002 and 2001, we had $8.5 million and $6.9 million as a receivable due from this affiliate included in other current assets. We pay this affiliate a fixed and variable fee for providing this service based on advertising sales cash flow growth. As of December 31, 2002 and 2001, we had $308,000 and $666,000 recorded as payables to this affiliate related to such services.

14. 401(K) PLAN

We sponsor a savings and investment 401(k) Plan for the benefit of our employees. All employees who have completed six months of employment and have attained age 18 are eligible to participate in the plan. We make matching contributions equal to 100% of the employee's contribution excluding any such contributions in excess of 5% of the employee's wages. Effective April 1, 2001, 50% of our matching contribution to the plan is in the form of our common stock. For the years ended December 31, 2002, 2001 and 2000, we matched contributions of $3.2 million, $2.3 million and $957,000.

15. COMMITMENTS AND CONTINGENCIES

Programming Contracts

We enter into long-term contracts with third parties who provide us with programming for distribution over our cable television systems. These programming contracts are a significant part of our business and represent a substantial portion of our operating costs. Since future fees under such contracts are based on numerous variables, including number and type of customers, we have not recorded any liabilities with respect to such contracts.

Lease Agreements

We lease and sublease equipment and office space under various operating lease arrangements expiring through December 31, 2015. Future minimum rental payments required under such operating leases as of December 31, 2002 were (in thousands):

2003	$ 4,185
2004	3,437
2005	2,798
2006	2,449
2007	1,952
Thereafter	4,286
Total	$19,107

Rental expense on operating leases for the years ended December 31, 2002, 2001 and 2000 was $5.7 million, $5.5 million and $4.6 million.

Litigation

Insight Kentucky and certain prior owners of the Kentucky Systems have been named in class actions regarding the pass-through of state and local property tax charges to approximately 320,000 customers by the prior owners of the Kentucky Systems. The plaintiffs seek monetary damages and the enjoinment of the collection of such taxes. We have entered into agreements with the plaintiffs to settle these lawsuits and have received final court approval in December 2002. The settlements will not have a material effect on our results of operations or cash flows.

Separately, we have filed a state court action against the City of Louisville for its grant of a more favorable franchise to Knology, Inc. Our commencement of this action automatically suspended this franchise pending a court determination. In November 2000, Knology filed a federal court action against us seeking monetary damages and other relief for alleged violations of federal laws arising out of our having filed, pursuant to the provisions of our own franchise from the City, the state court action. In March 2001, the federal court preliminarily set aside the state court suspension of Knology's franchise. We believe we have substantial and meritorious defenses to the asserted federal claims and intend to defend it vigorously. Consequently, we have not recorded any loss reserves in the accompanying financial statements.

We are subject to various legal proceedings that arise in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, it is our opinion that the resolution of these matters will not have a material adverse affect on our consolidated financial condition.

16. AT HOME CORPORATION

On September 28, 2001, At Home Corporation, the former provider of high-speed data services for all of our systems except for those located in Ohio, filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that was recorded as expense ratably over the three-month period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, as of December 31, 2001, we recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. Additionally, we incurred approximately $4.1 million in excess of our original agreed-to cost for such services rendered during the three months ended March 31, 2002. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

In December 2001, we entered into a four-year agreement with AT&T Corporation to provide high-speed data service to all our affected systems. We transferred all our affected systems to our own regional network that resides on AT&T Corporation's platform. Such high-speed data services commenced progressively on a system-by-system basis beginning in February 2002, with all affected systems being served as of March 1, 2002.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended				Year Ended
2002	March 31	June 30	September 30	December 31	December 31
(in thousands, except per share amounts)					
Revenue	**$ 192,178**	**$ 200,033**	**$ 204,936**	**$ 210,735**	**$ 807,882**
Operating income	**29,185**	**39,824**	**30,052**	**39,941**	**139,002**
Net loss	**(12,254)**	**(6,556)**	**(9,013)**	**(20,169)[1]**	**(47,992)**
Net loss attributable to common stockholders	**(17,209)**	**(11,558)**	**(14,063)**	**(25,269)[1]**	**(68,099)**
Basic and diluted loss per share attributable to common stockholders	**(.29)**	**(.19)**	**(.23)**	**(.42)[1]**	**(1.13)**

(1) Includes impairment loss of $18.0 million and gain on extinguishment of debt of $3.6 million.

	Three Months Ended				Year Ended
2001	March 31	June 30	September 30	December 31	December 31
(in thousands, except per share amounts)					
Revenue	$174,226	$181,247	$183,466	$189,399	$728,338
Operating loss	(13,230)	(14,976)	(14,122)	(28,505)	(70,833)
Net loss	(1,977)	(21,874)	(20,150)	(30,788)	(74,789)
Net loss attributable to common stockholders	(6,743)	(26,681)	(24,998)	(35,799)	(94,221)
Basic and diluted loss per share attributable to common stockholders	(.11)	(.44)	(.42)	(.59)	(1.57)

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
Insight Communications Company, Inc.

We have audited the accompanying consolidated balance sheets of Insight Communications Company, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the Company changed its method of accounting for Goodwill and Other Intangible Assets effective January 1, 2002.

Ernst & Young LLP

New York, New York
February 25, 2003

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Class A common stock trades on The Nasdaq Stock Market® ("Nasdaq") under the symbol ICCI. The following table sets forth the range of the high and low sales prices of the Class A common stock for the periods indicated as reported by Nasdaq:

Quarter Ended	High	Low
March 31, 2001	$28.938	$21.000
June 30, 2001	$28.160	$18.000
September 30, 2001	$27.150	$17.180
December 31, 2001	$24.580	$17.570
March 31, 2002	$24.490	$18.600
June 30, 2002	$21.039	$ 9.380
September 30, 2002	$12.730	$ 6.430
December 31, 2002	$14.770	$ 6.920

At February 28, 2003, there were approximately 234 and 24 stockholders of record of our Class A and Class B common stock. The number of Class A stockholders does not include beneficial owners holding shares through nominee names.

DIVIDEND POLICY

We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. The terms of our indebtedness and the indebtedness of our subsidiaries restrict our ability to pay dividends. Our future dividend policy will be determined by the Board of Directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

OPERATING FOOTPRINT



HEADENDS

- 20,000 to 50,000 Subscribers
- 50,000 to 100,000 Subscribers
- Greater Than 100,000 Subscribers



CORPORATE INFORMATION

BOARD OF DIRECTORS

Sidney R. Knafel
Chairman of the Board and Co-Founder
Insight Communications Company

Michael S. Willner
Vice Chairman, Chief Executive Officer and Co-Founder
Insight Communications Company

Kim D. Kelly
President and Chief Operating Officer
Insight Communications Company

Thomas L. Kempner
Chairman and Chief Executive Officer
Loeb Partners Corporation

James S. Marcus
Retired Partner
The Goldman Sachs Group

Prakash A. Melwani
Chief Investment Officer
Vestar Capital Partners

Daniel S. O'Connell
Chief Executive Officer
Vestar Capital Partners

SENIOR MANAGEMENT

Sidney R. Knafel
Chairman of the Board

Michael S. Willner
Vice Chairman and Chief Executive Officer

Kim D. Kelly
President and Chief Operating Officer

Dinesh C. Jain
Senior Vice President
and Chief Financial Officer

Elliot Brecher
Senior Vice President, General Counsel and Secretary

E. Scott Cooley
Senior Vice President, Employee Relations
and Development

Charles E. Dietz
Senior Vice President and Chief Technology Officer

Gregory B. Graff
Senior Vice President, Operations

Pamela Euler Halling
Senior Vice President, Marketing and Programming

John W. Hutton
Senior Vice President, Operations

Daniel Mannino
Senior Vice President and Controller

Judy Poole
Senior Vice President, Human Resources

Colleen Quinn
Senior Vice President, Corporate Relations

Mary E. Rhodes
Senior Vice President, Customer Service

David Servies
Senior Vice President, Operations

James A. Stewart
Senior Vice President,
High-Speed Internet Services

INVESTOR INFORMATION

Insight Communications
Investor Relations Department
810 Seventh Avenue
New York, NY 10019
(917) 286-2300

TRANSFER AGENT

The Bank of New York
1-800-524-4458

Address Shareholder Inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

E-Mail Address: Shareowner-svcs@bankofny.com

The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

Send Certificates for Transfer
and Address Changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Designed by Curran & Connors, Inc. / www.curran-connors.com
Photography by Jack Mellot, Patrick Pfister Photography and Dave Huntsman Photography.

INSIGHT COMMUNICATIONS

810 Seventh Avenue

New York, NY 10019

(917) 286-2300

www.insight-com.com